AMENDED OFFERING STATEMENT

OF

PYTHEAS ENERGY INC.



Offering a

Minimum of 32,786 Shares at $0.61 per Share ($19,999.46)

and up to a

Maximum of 8,196,721 Shares at $0.61 per Share ($4,999,999.81)

Address for Notices and Inquiries:	With a Copy of Notices to:
Pytheas Energy Inc. **Josh Zuker** **Chief Executive Officer** **19505 Biscayne Blvd, #2350,** **Aventura, Fl 33108** **620-320-3200** **joshz@pytheasenergy.com**	**Bevilacqua PLLC** **Louis A. Bevilacqua, Esq.** **1050 Connecticut Ave., NW,** **Suite 500** **Washington, DC 20036** **202.869.0888** **lou@bevilacquapllc.com**

The date of this Amended Offering Statement is December 18, 2024

EXPLANATORY NOTE

We are amending the Offering Statement on Form C of the Company, as amended, for the purposes set forth below. You should note that capitalized terms used in this explanatory note have the meanings ascribed to them in the Offering Statement.

(1) The Company performed an initial closing (the "Initial Closing") of the Offering on April 17, 2024, and issued 5,117,172 Shares (after adjusting for a chargeback related to the purchase of 25,000 Shares for $15,250 which was deducted from the December 6, 2024 Closing), for gross proceeds of $3,118,424.92. Thereafter, the Company has performed rolling closings on May 14, 2024, October 3, 2024, and December 6, 2024, and issued 674,345, 388,619, and 237,645 Shares, respectively, for gross proceeds of $411,350.45, $237,057.59, and $144,963.50, respectively, and in the aggregate across all rolling closings, 6,412,781 Shares for aggregate gross proceeds of 3,911,796.46. See "*The Offering*" for more information.

(2) The Company is extending the deadline of this offering, from December 31, 2024, to March 12, 2025.

(3) On June 11, 2024, MOJO Exploration & Production, LLC, a Texas limited liability company ("MOJO") issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to MOJO for working capital purposes in furtherance of its oil well operator business (the "Grid Note"). As of December 18, 2024, the total outstanding principal amount under the Note, including all advances, is $1,360,500 (the "Outstanding Amount"). On or about October 10, 2024, upon the occurrence of certain events which include but are not limited to Winchester Oil and Gas LLC, the former the former operator of the MR Asset ("Winchester"), failing to perform on its operator obligations under the MR Asset Joint Operating Agreement (then "MR JOA") (of which MR SPV became a party to as a result of the MROG Contribution Agreement), and pursuant to the terms and conditions of the MR JOA, Winchester was removed from its position as the operator of all the oil wells located in the Minerva-Rockdale oil field, and replaced by MOJO.

(4) On December 18, 2024, the Company entered into an acquisition agreement with the three holders of all the outstanding membership interest in MOJO (the "MOJO Acquisition Agreement"). Upon the closing of the MOJO Acquisition Agreement the Company agreed to pay $1.00 cash consideration for the transfer of 100% of the membership interest in MOJO to a wholly owned subsidiary of the Company named Pytheas MOJO SPV, to be organized before the closing as a Delaware limited liability company. In addition, the Company has agreed to (i) cancel the Grid Note and forgive the Outstanding Amount, and (ii) enter into non-executive employment agreements with each of the three holders upon the closing of the MOJO Acquisition Agreement. Under these agreements, each holder will receive an equity signing bonus of 100,000 shares, of which 25,000 will vest upon execution thereof, and the remainder will vest upon the achievement of certain performance goals and metrics during the 18 months period that follows. The Company will also pay each of them a yearly salary deemed reasonable in light of their position with the Company. The MOJO Acquisition Agreement may be terminated at any time prior to the closing thereof: (i) by mutual consent of the parties thereto; (ii) by any of the parties if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day's written notice is given; or (iii) by a party thereto if any of the conditions set forth therein shall not have been satisfied before March 31, 2025 or such later date as the Company and the Holders shall mutually agree in writing. For the avoidance of doubt, prior to the execution of the MOJO Acquisition Agreement, MOJO compensated our Chief Operating Officer and certain affiliates of our Chief Executive Officer and Company Secretary for consulting services they provided to MOJO in connection with the establishment of its operatorship over all of the wells constituting the MR Asset.

(5) On December 18, 2024, MOJO, who will become the Company's wholly owned subsidiary upon the closing of the MOJO Acquisition Agreement, reached an agreement with Winchester to become the assignee of the Minerva-Rockdale oil field P-4, a document filed with the Railroad Commission of Texas to establish the operator and gatherer of oil on an oil field. As a result of the assignment of the P-4, MOJO is permitted to sell oil on behalf of certain oil wells in the MR Asset on behalf of the working interest holders, including the Company with respect to the MR Asset. The Company intends to acquire additional P-4 assignments as needed.

(6) On May 15, 2024, we entered into executive employment agreements with each of our executive officers to provide for their compensation and certain other benefits and performance incentives, including an annual base salary for each executive. Under these agreements, the executives' annual base salaries were stated to accrue at a rate of 65% on a monthly basis until the Company achieved certain revenue milestones. Upon achieving these milestones, the executives would become entitled to receive (a) 100% of their annual base salaries on a monthly basis; and (b) the accrued amounts of such salaries at a rate determined by the Company's board of directors, taking into account the financial condition of the Company at the time. On December 18, 2024, we entered into amendments to these

agreements with each of our executive officers to correct a drafting error and to accurately reflect the original intentions of the parties regarding their compensation prior to the achievement of the specified revenue milestones. Specifically, under the amendments, instead of the executives being entitled to payment of the accrued amounts of their annual base salaries as originally stated, the executives are entitled to receive, and the Company is obligated to pay, 65% of their base salaries on a monthly basis beginning February 15, 2024, with the remaining 35% accruing on a monthly basis until the Company achieves the revenue milestones set forth in the agreements. At that time, the accrued amounts would be paid at a rate determined by the board of directors, taking into account the Company's financial condition. For the avoidance of doubt, compensation to the executives under the amended agreements has been paid as of February 15, 2024, consistent with the original intentions of the executive employment agreements. Furthermore, no portion of the compensation paid to our executives since May 15, 2024, was funded from the net proceeds of this Offering, except to the extent such proceeds were allocated for working capital and general and administrative purposes. Instead, the compensation was paid from other funds received by the Company from EPE III and EPE IV under the contribution agreement related to our acquisition of the Bakken Asset. Finally, the compensation packages for our executives, as amended, were drafted with the assistance of an executive compensation consultant and in accordance with our research and analysis of industry standards. For the avoidance of doubt, the compensation paid and to be paid pursuant to the amendments discussed above is consistent with the recommendations of the Company's executive compensation consultant. See "*Compensation of Executive Officers and Directors*" for more information.

(7) On August 18, 2024, the Company appointed Harvey Schutzbank as its Chief Financial Officer and entered into an executive employment agreement with him with respect to that position. Thereafter, on December 18, 2024, we granted him 300,000 shares of restricted common stock as an equity signing bonus, 60,000 of which vested on the grant date, and the remainder to vest in four 60,000 installments every 6 months. The grant is subject to customary terms and conditions, including that Mr. Schutzbank remain employed as Chief Financial Officer during the term of the grant. See "*Directors and Officers of the Company*" and "*Compensation of Executive Officers and Directors*" for more information.

AMENDED OFFERING STATEMENT



Offering a

Minimum of 32,786 Shares at $0.61 per Share ($19,999.46)

and up to a

Maximum of 8,196,721 Shares at $0.61 per Share ($4,999,999.81)

We are conducting this Regulation Crowdfunding offering of our Common Stock at $0.61 per share. We are offering a minimum of 32,786 shares of Common Stock, par value $0.0001 per share, for gross proceeds of $19,999.46 and a maximum of 8,196,721 Shares for gross proceeds of $4,999,999.81 (the "Offering"). The minimum investment that you may make is $500.20. We are offering the Shares to prospective investors through the Intermediary's crowdfunding platform available at www.equifund.com and each subdomain thereof (the "Platform"). We are conducting the Offering in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(6) thereof and the regulations promulgated therein.

The Offering began on March 13, 2024, with the filing of our offering statement on Form C (as amended, the "Offering Statement") with the Securities and Exchange Commission ("SEC"). The Company performed an initial closing (the "Initial Closing") of the Offering on April 17, 2024, and issued 5,117,172 Shares (after adjusting for a chargeback related to the purchase of 25,000 Shares for $15,250 which was deducted from the December 6, 2024 Closing), for gross proceeds of $3,118,424.92. Thereafter, the Company has performed rolling closings on May 14, 2024, October 3, 2024, and December 6, 2024, and issued 674,345, 388,619, and 237,645 Shares, respectively, for gross proceeds of $411,350.45, $237,057.59, and $144,963.50, respectively, and in the aggregate across all rolling closings, 6,412,781 Shares for aggregate gross proceeds of 3,911,796.46. See "*The Offering*" for more information

The Platform is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Platform is operated by the Intermediary. We are required to pay a commission to the Platform equal to 7% of gross monies raised in the Offering and a one-time due diligence fee of 20,000. We will also issue an amount of Shares to the Intermediary equal to seven percent (7%) of the total Shares issued upon each closing of this Offering.

	Price	Crowdfunding Platform Commissions [1]	Proceeds to the Company [2]
Per Share	$0.61	$0.04	$0.57
Minimum Offering Amount [3]	$19,999.46	$1,301.96	$18,697.5
Maximum Offering Amount	$4,999,999.81	$349,999.99	$4,649,999.82

(1)   In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the Offering costs will total approximately $50,000. This estimate of Offering costs does not include amounts that we may spend on general solicitation and advertising of the Offering.

(2)   We are offering the Shares on a "best efforts" basis. No assurance can be given that all or any portion of the securities offered hereby will be sold. The subscription amount for the Shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in the escrow account until the satisfaction of all the conditions to closing. This Offering may be closed at any time after the minimum number of

Shares is sold, in one or more closings, and on or before December 31, 2024. The initial closing on the Minimum Offering Amount occurred on April 17, 2024.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Shares are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

Subject to the prior consent of the Company, the Shares may not be transferred or assigned by any investor during the one-year period beginning when the Shares are issued, unless they are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or this offering or to make any representation not contained in this offering statement. To invest in the Shares, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Shares and (iii) execute the Subscription Agreement. The Company reserves the right to modify any of the terms of this offering and the Shares at any time before this offering closes.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


Certain information contained in this offering statement constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Shares may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company or the Platform. Neither the delivery of this offering statement at any time nor any sale of Shares under this offering statement will, under any circumstances, create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery of this Form C/A because our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Form of Subscription Agreement

Exhibit B   Amended and Restated Articles of Incorporation of Pytheas Energy Inc.

Exhibit C   Bylaws of Pytheas Energy Inc.

Exhibit D   Financial Statements of Pytheas Energy Inc.

TERM SHEET

The following is a summary of the significant terms of the Offering, the amended and restated articles of incorporation (the "Articles of Incorporation"), and bylaws (the "Bylaws") of the Company. This summary does not purport to be complete. It is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, which are attached as Exhibit B and Exhibit C to this Offering Statement, and the Subscription Agreement, which is attached as Exhibit A to this Offering Statement, and these documents should be reviewed carefully by, each investor before making an investment decision and/or submission of an executed Subscription Agreement. In the event of any inconsistency between these terms and a provision in the Articles of Incorporation or Bylaws, such documents will govern.

Issuer:	Pytheas Energy Inc., a Nevada Corporation formed under the laws of the State of Nevada upon the filing of its Articles of Incorporation on February 15, 2024.
The Business of the Company:	Pytheas Energy Inc. is an oil and gas ("O&G") exploration and production ("E&P") company operating in what is called the upstream O&G industry. See "*Business – Our Corporate History*" and "*Business – Our Industry*" for more information.
Offered Shares:	The Company is authorized to issue (i) 350,000,000 shares of Common Stock, par value $0.0001, and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). As of the date of this Form C/A, there are 44,192,099 shares of Common Stock and no shares of Preferred Stock issued and outstanding. All of the Common Stock that is issued and outstanding have been validly issued and are fully paid and nonassessable. The Company does not have any outstanding warrants, stock options, rights, or commitments to issue common equity or other equity securities thereof, and except as otherwise stated herein, there are no outstanding securities convertible or exercisable into or exchangeable for Shares or other equity securities of the Company.
Shares Offered Under the Crowdfunding Exemption	We are offering the securities in reliance on the Securities Act's exemption from registration requirements pursuant to Section 4(a)(6) thereof (the "Crowdfunding Exemption") and the regulations promulgated with respect to such section.
	The following limitations apply to investments in this Offering by individual investors who are not accredited investors:
	• If the prospective investor's annual income or net worth (or revenue or net assets for a non-natural person) is less than $124,000, they can invest up to $2,500, or five percent (5%) of their annual net worth or income, whichever is greater; or
	• If the investor's annual income or net worth (or revenue or net assets for a non-natural person) is more than $124,000, they can invest up to ten percent (10%) of their annual income or net worth up to $124,000.
	Notwithstanding the foregoing, the aggregate amount of Shares sold to all investors during the 12-month period preceding the date of such offer or sale, including the Shares being offered hereby, shall not exceed $4,999,999.81.
	The Shares may not be transferred by any purchaser of such Shares during the one-year period from when the Shares were first issued unless such Shares are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We have no obligation to register the resale of the Shares under the Securities Act.
Total Maximum Offering:	We are offering a total maximum of 8,196,721 Shares, or $4,999,999.81 (the "Total Maximum Offering"). Affiliates of our company, including officers, directors, and existing stockholders, may invest in this offering.

Use of Proceeds	The purpose of the Offering is to raise capital for the rehabilitation, development, and enhancement of the Minerva-Rockdale Asset (defined below), working capital, and general operating purposes. In addition, the proceeds from this Offering will be used to engage consultants, advertising, marketing, legal, accounting, software development, and deposits for such things as leases and equipment.
High-Risk	An investment in the Shares involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.
Voting Rights:	Holders of our Shares (each, a "Shareholder" and collectively, the "Shareholders") are entitled to one vote per Share on all matters presented for a vote of the shareholders.
Dividend Rights:	Dividends upon the outstanding Shares, subject to the provisions of the Articles of Incorporation and Bylaws, may be declared by the Board at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in Shares, subject to the provisions of the Nevada Revised Statutes, our Bylaws, or the Articles of Incorporation. We do not expect to declare any dividends for the foreseeable future and may never declare dividends.
Anti-Dilution Rights:	The Shares do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company
Escrow Agent:	Enterprise Bank and Trust.
Escrow:	The subscription funds advanced by a prospective investor as part of the subscription process will be held in a non-interest-bearing escrow account with the Escrow Agent and will not be commingled with the operating account of the Company until, if and when there is a closing with respect to that investor. When the Escrow Agent has received instructions from the Company and the Intermediary that the Offering will close and the investors' subscriptions will be accepted (either in whole or part), then the Escrow Agent will disburse such investors' subscription proceeds in its possession to the account of the Company. Fees paid to the Escrow Agent are categorized as Offering Expenses. If the Offering is terminated without a closing, or if a prospective investor's subscription is not accepted or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by the Company.
Share Transfers:	The Company may refuse a transfer by a Shareholder of its interest(s) if such transfer would result in: (a) there being more than 2,000 beneficial owners in the Company or more than 500 beneficial owners that are not "accredited investors"; (b) the assets of the Company being deemed "plan assets" for purposes of ERISA; (c) such Shareholder holding in excess of 19.9% of the Company; (d) result in a change of U.S. federal income tax treatment of the Company; or (e) the Company or the Shares being subject to additional regulatory requirements of this nature. Furthermore, as the Shares are not registered under the Securities Act, any transfers of Shares may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws.

606272.4

THE COMPANY

1. <u>Name of Issuer</u>

The name of the issuer is Pytheas Energy Inc., a Nevada corporation. Pytheas Energy Inc. is an O&G exploration and production company operating in what is called the upstream O&G industry. See "*Business*" for more information.

2. <u>[X] Check this box to certify that all of the following statements are true for the issuer</u>

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. <u>Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No</u>

DIRECTORS AND OFFICERS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer**

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer**

The following sets forth the name and position of each of our current officers, directors, and significant employees.

Josh Zuker   **Dates of Board Service: February 2024 – Present**
Chief Executive Officer and Director

For nearly 25 years, Mr. Zuker has built and operated high-impact technology, real estate, and oil and gas businesses. He specializes in go-to-market strategies, investor relations, and capital financing. As Chief Executive Officer, Mr. Zuker is entrusted with the paramount responsibility of steering Pytheas Energy towards achieving its overarching mission and strategic objectives while maintaining focus on the top line. At the helm of his duties is the formulation and execution of comprehensive business strategies aimed at driving revenue growth and enhancing company valuation. This involves spearheading initiatives to identify new revenue streams, capitalize on market opportunities, and optimize the existing business to maximize profitability. Leveraging his expertise in financial management and strategic planning, Mr. Zuker collaborates closely with executive leadership and key stakeholders to develop long-term financial plans that align with the Company's growth trajectory and investor expectations.

In addition to revenue generation, Mr. Zuker is deeply committed to enhancing the Company's overall value proposition in the eyes of investors, stakeholders, and the broader market. This encompasses initiatives to strengthen our competitive positioning, enhance operational efficiency, and foster innovation across all facets of the business. Through effective leadership and strategic decision-making, Mr. Zuker works tirelessly to drive sustained growth in company valuation, ensuring that our organization remains an attractive investment opportunity and a market leader in our industry.

Moreover, as our Chief Executive Officer, Mr. Zuker serves as the primary ambassador and spokesperson for Pytheas Energy, representing its brand to stakeholders, partners, and the public. This entails cultivating strong relationships with investors, industry peers, and regulatory bodies while also championing our company's values, culture, and vision. By embodying the principles of integrity, transparency, and accountability, he strives to instill confidence in the Company's stakeholders and inspire trust in the company's ability to deliver long-term value and sustainable growth.

Mr. Zuker's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Executive Officer, Director
Dates of Service: February 2024 - Present
Responsibilities: Executive Management.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Senior Advisor
Dates of Service: October 2024 — Present
Responsibilities: Providing advisory support, offering analysis and recommendations on portfolio management, performance monitoring, and adherence to the Fund's investment guidelines without making direct investment decisions.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member
Dates of Service: October 2024 — Present
Responsibilities: Serve as a key advisor on investment decisions, offering guidance on capital allocation and strategic opportunities, while supporting the General Partner in fulfilling fiduciary and governance responsibilities.

Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder
Dates of Service: Jan 2022 - Present
Responsibilities: Executive Management.

Employer: Crop Energy
Employer's Principal Business: Oil field Management
Title: Manager - Member
Dates of Service: March 2021 – July 2023
Responsibilities: Managing oil field operations.

Education: Master of Business Administration from Pepperdine University Graziadio Business School in Malibu, California.

Geoff Brandt   **Dates of Board Service: February 2024 – Present**
Chief Operating Officer and Director

Although a seasoned business professional of over 30 years, Mr. Brandt started leasing land for oil and gas development nearly 40 years ago and is held in high regard for his leadership in building and managing companies that deliver optimal operational and financial results. His experience spans business operations and processes, as well as manufacturing at Fortune 500 firms. As our Chief Operating Officer, Mr. Brandt is tasked with overseeing the intricate web of day-to-day operations to ensure efficiency, productivity, and seamless execution across all departments, including coordination of subsidiary operations while focusing on the bottom line. This involves developing and implementing strategic plans in close collaboration with executive leadership to drive the company's growth objectives while maintaining operational excellence. From streamlining processes to managing resources effectively, his role is to create a framework that fosters collaboration and innovation throughout the Company.

Furthermore, Mr. Brandt works diligently to optimize Pytheas Energy's operational systems and procedures, continuously seeking ways to enhance productivity and minimize costs without compromising quality. In addition to managing internal operations, he also oversees vendor relationships, negotiates contracts, and ensures that our external partners align with our company's standards and objectives. By leveraging data-driven insights and performance metrics, Mr. Brandt identifies areas for improvement and implements solutions to address inefficiencies and bottlenecks. Whether it's refining supply chain logistics, improving manufacturing processes, or enhancing customer service protocols, his focus is on driving operational efficiency and delivering value to the Company's customers and stakeholders.

Additionally, As Chief Operating Offering, Mr. Brandt plays a key role in cultivating a culture of accountability and excellence within the Company and its subsidiaries. Through effective leadership and communication, Mr. Brandt empowers teams to take ownership of their roles and responsibilities while providing the support and resources they need to succeed. By fostering a collaborative and results-oriented environment, he aims to inspire innovation, drive employee engagement, and, ultimately, propel the Company toward achieving its strategic objectives.

Mr. Brandt's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Operating Officer, Director
Dates of Service: February 2024 – Present
Responsibilities: Business operations and back -office functions

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Chief Operating Officer
Dates of Service: October 2024 — Present
Responsibilities: Manage the daily operations of the Investment Manager, oversee portfolio administration and compliance processes, streamline operational workflows, and provide support to the Manager of the Investment Manager in executing investment strategies and maintaining regulatory adherence.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member
Dates of Service: October 2024 — Present
Responsibilities: Overseeing operational functions, coordination of due diligence and transaction processes, and support the General Partner in executing investment decisions and fulfilling fiduciary responsibilities.

Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder, Chief Operating Officer
Dates of Service: January 2022 – Present
Responsibilities: Business operations and back office functions.

Employer: Eliv8 Business Strategies
Employer's Principal Business: Marketing, Operations, Business Process Improvement, and Technology Consulting.
Title: Founder, Partner
Dates of Service: January 2005 – Present
Responsibilities: Management and consulting on business matters such as operations, supply chain and business process re-engineering, and executive coaching.

Danial Gualtieri   **Dates of Board Service: April 2024 – Present**
Chief Product Strategy Officer and Director

Mr. Gualtieri is an engineer and energy industry executive of over 30 years. Leveraging his experience, he works in every aspect of the oil and gas industry. He also specializes in corporate strategy, identifying unique market opportunities, new technology commercialization, and fundraising. As our Chief Product Strategy Officer, Mr. Gualtieri holds a pivotal role in shaping the direction and success of the Company's IP and product offerings. At the core of his responsibilities is the development and execution of comprehensive product strategies that align with the company's business objectives and meet the evolving needs of customers and investors. This involves conducting in-depth market research, analyzing industry trends, and gathering valuable insights to inform Pytheas Energy's product roadmap and development priorities. By staying attuned to market dynamics and customer feedback, Mr. Gualtieri ensures that Pytheas' ability to acquire assets remains competitive and delivers maximum value to our investors.

Furthermore, Mr. Gualtieri collaborates closely with cross-functional teams, including product development, marketing, and sales, to translate strategic objectives into tangible product and asset acquisition initiatives. Through effective communication and collaboration, he fosters alignment and synergy across departments, ensuring that the company's IP strategy is seamlessly integrated into its overall business strategy. This collaborative approach enables the Company to prioritize initiatives, allocate resources effectively, and drive innovation.

In addition to driving product strategy, Mr. Gualtieri is also responsible for overseeing the execution of AI product launches and go-to-market strategies. This involves coordinating with marketing, investor relations, and sales teams to develop compelling messaging, positioning, and promotional activities that resonate with Pytheas Energy's target audience. By orchestrating cohesive launch plans and monitoring performance metrics, he ensures our product introductions are successful and contributes to the overall growth of the business.

Mr. Gualtieri's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Chief Production Officer, Director
Dates of Service: March 2024 – Present
Responsibilities: Deal planning, business development, market engagement strategy, AI Technical Initiatives.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company

Title: Chief Technical Officer
Dates of Service: October 2024 — Present
Responsibilities: Overseeing the technological infrastructure supporting the fund's investment operations and implementing technology solutions to enhance portfolio monitoring and regulatory compliance.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Member
Dates of Service: October 2024 — Present
Responsibilities: Managing technology platforms that support investment decision-making, optimize data analytics tools for evaluating opportunities, and ensure the security and integrity of systems critical to the General Partner's operations.

Employer: ComboCurve Inc.
Employer's Principal Business: O&G Financial Analytic Software Development.
Title: Customer Success
Dates of Service: Feb 2020 – March 2024.
Responsibilities: Analytic software solutions sales and client relationships.

Education: Mr. Gualtieri holds a Master of Business Administration degree, focusing on Managerial Economics, Project Planning, and Commercialization, and a Master of Science degree in Electrical and Electronics Engineering from Oklahoma State University in Stillwater, Oklahoma. From Missouri University of Science and Technology in Rolla, Missouri, Dan holds two Bachelor of Science degrees, one in Physics and the other in Electrical and Electronics Engineering.

Harold Matheson   **Dates of Board Service: February 2024 – Present**
Vice President of Investor Relations,
Secretary, and Director

Primarily focusing on the O&G industry, Mr. Matheson is an entrepreneur and seasoned business executive of over 20 years. Upholding a holistic approach, he's worked in marketing and business development, as well as operations and finance. Today, Mr. Matheson's network is global and reaches across multiple sectors, including not only energy, but also technology, real estate, and manufacturing. He has also been a licensed real estate broker since 1995. As our Vice President of Investor Relations, Mr. Matheson serves as the primary liaison between Pytheas Energy and its investors, shareholders, and financial community. His role revolves around building and maintaining strong relationships with these stakeholders, ensuring transparency, and fostering trust in our company's performance and strategic direction. Mr. Matheson is responsible for communicating the company's financial results, business strategies, and growth prospects to the investment community through various channels, including earnings calls, investor presentations, and annual reports.

In addition to communication, Mr. Matheson also plays a critical role in strategic financial analysis and planning. He works closely with executive leadership, marketing, and finance teams to analyze market trends, assess investor sentiment, and evaluate the impact of financial decisions on the company's valuation and capital structure. By providing insights and recommendations based on comprehensive financial analysis, Mr. Matheson helps guide strategic decision-making and optimize the Company's financial performance. Furthermore, Mr. Matheson leads efforts to identify and target potential investors, including institutional investors, family offices, analysts, and financial media. This involves organizing investor conferences, roadshows, and other events to showcase our company's value proposition and investment opportunities. Through effective relationship-building and targeted outreach efforts, Mr. Matheson's aim is to expand Pytheas' investor base, increase market awareness, and enhance shareholder value.

Mr. Matheson's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Vice President of Investor Relations, Secretary, and Director
Dates of Service: February 2024 - Present
Responsibilities: Chief Relationship Officer

Employer: Blue Ocean Funds LLC
Employer's Principal Business: Management Services Company
Title: Manager (Principal Executive Officer)
Dates of Service: October 2024 — Present
Responsibilities: Oversee operations, provide strategic guidance, ensure effective execution of the Fund's administrative and operational functions, and maintain compliance with investment policies and regulatory requirements.

Employer: Blue Ocean Energy Partners LLC
Employer's Principal Business: General Partner of the Fund
Title: Manager (Principal Executive Officer)
Dates of Service: October 2024 — Present
Responsibilities: Manage the Fund's operations and investment strategy, source and evaluate investment opportunities, maintain relationships with limited partners, and ensure compliance with legal and regulatory requirements to maximize fund performance.

Employer: Zoic Capital Partners LLC
Employer's Principal Business: Private O&G Investment Company.
Title: Co-Founder, Chief Executive Officer
Dates of Service: March 2023 – Present
Responsibilities: Marketing and Investor Relations

Employer: Matheson Global Management LLC
Employer's Principal Business: Private Investment Company.
Title: Founder, Managing Member
Dates of Service: January 2012 – Present
Responsibilities: Managing investments and providing consulting services.

Education: Bachelor of Science degree in Accounting from Touro University in New York City.

Harvey Schutzbank   Dates of Service: October 2024 — Present
Chief Financial Officer of the Investment Manager

Mr. Schutzbank has over 40 years of operations, accounting, and financial experience, having served as both a Chief Operating Officer and Chief Financial Officer for numerous consumer products companies. Most recently he was a co-founder and Chief Financial Officer of a personal care company where he handled all aspects of operations, accounting, and financial management. Mr. Schutzbank also has prior experience in the oil trading and oil and gas production industries and is adept at implementing process driven financial controls to maximize financial results as well as financial reporting and building relationships with stakeholders.

Mr. Schutzbank's Relevant Business Experience

Employer: Pytheas Energy Inc.
Employer's Principal Business: Upstream oil & gas company
Title: Chief Financial Officer
Dates of Service: October 2024 — Present
Responsibilities: Management of financial planning, tracking cash flow, analyzing strengths and weaknesses in financial performance of the company.

Employer: Blue Ocean Funds LLC
Employer's Principal Business: General Partner of the Fund
Title: Chief Financial Officer
Dates of Service: October 2024 — Present
Responsibilities: Management of financial planning, tracking cash flow, analyzing strengths and weaknesses in financial performance of the Investment Manager and Fund.

Employer: We Evolvetogether LLC
Employer's Principal Business: Personal care product company
Title: Co-Founder, Chief Financial Officer, and Chief Operating Officer
Dates of Service: April 2020 — July 2023
Responsibilities: Managed all aspects of a direct-to-consumer startup—excluding product development and marketing—including accounting, operational SOPs, ERP (NetSuite), advisor selection, risk management, DTC platforms (Shopify, Amazon FBA), financial forecasting, inventory importation, and HR functions.

Employer: Vita Fede
Employer's Principal Business: High-End Fashion Jewelry Brand
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: October 2017 – April 2020
Responsibilities: Developed operational plans and financial forecasts to improve production efficiencies and achieve cost savings.

Employer: Lydell Fashion Jewelry Design Studio, LLC
Employer's Principal Business: Fashion Jewelry Industry
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: October 2015 – September 2017
Responsibilities: Led financial turnaround and operational improvements to enable business sale.

Employer: Concept One Accessories LLC
Employer's Principal Business: Designer and Manufacturer of Licensed Accessories
Title: Interim Chief Operating Officer/Chief Financial Officer
Dates of Service: January 2014 – July 2015
Responsibilities: Directed supply chain, logistics, distribution, and finance functions to optimize operations.

Employer: Haute Hippie Enterprises LLC
Employer's Principal Business: Branded Women's Contemporary Apparel
Title: Chief Operating Officer/Chief Financial Officer
Dates of Service: June 2012 – January 2014
Responsibilities: Oversaw finance, production, logistics, and HR, and identified and resolved internal theft.

Employer: Ariela-Alpha International LLC
Employer's Principal Business: Designer and Manufacturer of Private Label Intimate Apparel
Title: Chief Financial Officer
Dates of Service: July 2011 – June 2012
Responsibilities: Coordinated sales, planning, and finance to manage significant inventory replenishment business.

Employer: LF USA, INC./Cipriani Accessories, Inc.
Employer's Principal Business: Branded Apparel and Accessories, Operations of Li & Fung Trading
Title: Vice President - Operations
Dates of Service: March 2007 – July 2011
Responsibilities: Supported corporate functions in financial reporting, logistics, and IT.

Employer: Cipriani Accessories, Inc.
Employer's Principal Business: Designer and Manufacturer of Licensed Accessories
Title: Chief Operating Officer/Chief Financial Officer

Dates of Service: March 2007 – July 2011
Responsibilities: Managed operations and facilitated sale of the company to LF USA.

Employer: Harvé Benard Ltd.
Employer's Principal Business: Designer and Manufacturer of Women's Apparel
Title: Chief Financial Officer
Dates of Service: September 1993 – February 2007
Responsibilities: Directed financial activities, restored financial stability, and negotiated sale of the business.

Education: Mr. Schutzbank holds a BS in accounting from Fairleigh Dickinson University, a Master of Business Administration degree from New York University, and is a New York licensed Certified Public Accountant.

Kurt Swogger   **Dates of Board Service: April 2024 – Present**
Independent Director

Mr. Swogger has over four decades of experience across a spectrum of roles at The Dow Chemical Company, culminating as Vice President for Performance Plastics and Chemicals. As an entrepreneur, Mr. Swogger co-founded and leads Molecular Rebar Design, LLC, BioPact Ventures, LLC, and US Clean Water Technology, LLC.

Mr. Swogger's Business Experience for the Last Three Years

Employer: Pytheas Energy Inc.
Employer's Principal Business: O&G Exploration and Production.
Title: Director
Dates of Service: April 2024 – Present

Employer: BioPact Cellular Transport, Inc.
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO
Dates of Service: August 2019- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business
plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Employer: U.S. Clean Water Technology, LLC
Employer's Principal Business: Water Cleaning Technology Development.
Title: Chairman of the Board
Dates of Service: June 2016 – Present
Responsibilities: Presides over meetings of the board of directors.

Employer: BioPact Ventures, LLC
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO and CTO
Dates of Service: January 2014 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business
plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Employer: Molecular Rebar Design, LLC.
Employer's Principal Business: Biotechnology and Pharmaceutical Development.
Title: CEO and President
Dates of Service: 2012 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business
plan, investor relations, product development, strategic partnerships, and day-to-day operations.

Education: Bachelor of Science in chemical engineering with an emphasis on polymer science from Case Western Reserve University.

COMPENSATION OF EXECUTIVE OFFICERS

On May 15, 2024, we entered into executive employment agreements with our Chief Executive Officer, Chief Operating Officer, Chief Production Officer, and Vice President of Investor Relations to provide for their compensation and certain other benefits and performance incentives, including an annual base salary for each executive. Under these agreements, the executives' annual base salaries were stated to accrue at a rate of 65% on a monthly basis until the Company achieved certain revenue milestones. Upon achieving these milestones, the executives would become entitled to receive (a) 100% of their annual base salaries on a monthly basis; and (b) the accrued amounts of such salaries at a rate determined by the Company's board of directors, taking into account the financial condition of the Company at the time. On December 18, 2024, we entered into amendments to these agreements with each of our executive officers to correct a drafting error and to accurately reflect the original intentions of the parties regarding their compensation prior to the achievement of the specified revenue milestones. Specifically, under the amendments, instead of the executives being entitled to payment of the accrued amounts of their annual base salaries as originally stated, the executives are entitled to receive, and the Company is obligated to pay, 65% of their base salaries on a monthly basis beginning February 15, 2024, with the remaining 35% accruing on a monthly basis until the Company achieves the revenue milestones set forth in the agreements. At that time, the accrued amounts would be paid at a rate determined by the board of directors, taking into account the Company's financial condition.

For the avoidance of doubt, compensation to the executives under the amended agreements has been paid as of February 15, 2024, consistent with the original intentions of the executive employment agreements. Furthermore, no portion of the compensation paid to our executives since May 15, 2024, was funded from the net proceeds of this Offering, except to the extent such proceeds were allocated for working capital and general and administrative purposes. Instead, the compensation was paid from other funds received by the Company from EPE III and EPE IV under the contribution agreement related to our acquisition of the Bakken Asset. Additionally, the compensation packages for our executives, as amended, were drafted with the assistance of an executive compensation consultant and in accordance with our research and analysis of industry standards. For the avoidance of doubt, the compensation paid and to be paid pursuant to the amendments discussed above is consistent with the recommendations of the Company's executive compensation consultant.

Josh Zuker, Chief Executive Officer

Pursuant to our amended employment agreement with Josh Zuker, our Chief Executive Officer, for a period of three years, we agreed to (i) grant Mr. Zuker an equity award in an amount and form to be determined and approved by the Board consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements described here and below, which will vest in four equal quarterly installments commencing at the end of the first quarter of each respective fiscal year, and (ii) pay Mr. Zuker an annual base salary of $275,000; *provided*, *howe*ver, that Mr. Zuker's annual base salary is subject to adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved (a) $1,500,000 gross revenue on a quarterly basis, and (b) 10% earnings before interest, taxes, depreciation, and amortization ("EBITDA") margin for the same quarterly period (together, (a) and (b) are referred to as the "First Revenue Milestone"), the Company will pay Mr. Zuker an amount equal to 65% of his base salary, beginning as of February 15, 2024, the date of the Company's formation, with the remaining 35% of such salary accruing on a monthly basis beginning on the aforementioned date. Once the First Revenue Milestone is achieved, the Company shall pay Mr. Zuker his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, and the full base salary going forward from that point on a current basis.

- Once the Company has achieved $3,000,000 gross revenue on a quarterly basis, and (b) 20% EBITDA margin for the same quarterly period (the "Second Revenue Milestone"), we will pay Mr. Zuker an amount equal to 127.27% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Zuker will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Zuker being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Zuker will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Geoff Brandt, Chief Operating Officer

Pursuant to our amended employment agreement with Geoff Brandt, our Chief Operating Officer, for a period of five years, we agreed to (i) grant Mr. Brandt an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year, and (ii) pay Mr. Brandt an annual base salary of $250,000; *provided*, *howe*ver, that Mr. Brandt's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Brandt an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Brandt his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved Second Revenue Milestone, we will pay Mr. Brandt an amount equal to 120% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Brandt will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Brandt being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Brandt will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Danial Gualtieri, Chief Production Officer

Pursuant to our amended employment agreement with Danial Gualtieri, our Chief Production Officer, for a period of five years, we agreed to (i) grant Mr. Gualtieri an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year; and (ii) pay Mr. Gualtieri an annual base salary of $250,000; *provided*, *howe*ver, that Mr. Gualtieri's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Gualtieri an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Gualtieri his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved the Second Revenue Milestone, we will pay Mr. Gualtieri an amount equal to 120% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Gualtieri will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Gualtieri being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Gualtieri will also have the opportunity to participate in standard employee benefits plans such as health insurance and

401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Harold Matheson, Corporate Secretary and Vice President of Investor Relations

Pursuant to our amended employment agreement with Harold Matheson, our Corporate Secretary and Vice President of Investor Relations, for a period of five years, we agreed to: (i) grant Mr. Matheson an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board, consisting of Common Stock, or securities convertible or exercisable into Common Stock, to be taken from a pool of shares equal to three percent (3%) of the amount of issued and outstanding Common Stock as of January 1st of each fiscal year, that is reserved for issuance to the Company's executive officers pursuant to their employment agreements, which will vest in four equal quarterly installments commencing at the end of the first quarter of each fiscal year; and (ii) pay Mr. Matheson an annual base salary of $150,000; *provided*, *howe*ver, that Mr. Matheson's annual base salary is subject to the following adjustments based on the Company's achievement of certain performance goals:

- Until the Company has achieved the First Revenue Milestone, the Company will pay Mr. Matheson an amount equal to 65% of his annual base salary on a monthly basis beginning as of February 15, 2024, and the remaining 35% of such salary accruing monthly as of the same date. Once the Company achieves the First Revenue Milestone, it will pay Mr. Matheson his accrued but unpaid salary on a monthly basis at a rate reasonably determined by the Board given the Company's financial condition at the time, as well as his full base salary on a current basis.

- Once the Company has achieved the Second Revenue Milestone, we will pay Mr. Matheson an amount equal to 116.67% of his base salary on a current basis.

Additionally, except for the fiscal year ending December 31, 2024, Mr. Matheson will be entitled to receive an annual bonus from a reserve of funds which is equal to twenty percent (20%) of the value of the Company's EBITDA margin as of December 31 of the fiscal year to which such annual bonus relates. The bonus is contingent upon Mr. Matheson being employed on the last day of the fiscal year, with payments made in a manner agreed upon by the Company and consistent with best practices. Mr. Matheson will also have the opportunity to participate in standard employee benefits plans such as health insurance and 401(k), pending their future establishment by the Company, if at all. He is also bound by customary confidentiality clauses and will not receive separate compensation for his role as a member of the Board.

Harvey Schutzbank, Chief Financial Officer

We entered an employment agreement with Harvey Schutzbank, our Chief Financial Officer, on August 8, 2024. Pursuant to that agreement, which has no term, we agreed to pay Mr. Schutzbank: (i) an annual base salary of $150,500; and (ii) annual performance-based compensation of up to or exceeding $64,500 (the "Variable Compensation Target"), on a quarterly basis, contingent upon the achievement of specified performance metrics divided into the following three components:

(1) 70% of the Variable Compensation Target, or $45,150 annually, (the "First Target Payout") is based on the Company's EBITDA performance, with payouts determined by the level of achievement thereby relative to a 20% EBITDA margin target (the "EBITDA Target"). Payouts for this component are structured as follows: (a) 50% of the First Target Payout ($22,575) is awarded for achieving 60% of the EBITDA Target; (b) 80% of the First Target Payout ($36,120) is awarded for achieving 75% of the EBITDA Target; (c) 90% of the First Target Payout ($40,635) is awarded for achieving 90% of the EBITDA Target; (d) 100% of the First Target Payout ($45,150) is awarded for achieving 100% of the EBITDA Target; (e) 125% of the First Target Payout ($56,438) is awarded for achieving 110% of the EBITDA Target; 175% of the First Target Payout ($79,013) is awarded for achieving 125% of the EBITDA Target; 200% of the First Target Payout ($90,300) is awarded for achieving 150% of the EBITDA Target; 250% of the First Target Payout ($112,875) is awarded for achieving 175% of the EBITDA Target; 300% of the First Target Payout ($135,450) is awarded for achieving 200% of the EBITDA Target;

(2) 20% of the Variable Compensation Target, or $12,900 annually, (the "Second Target Payout") is based on the Company's gross revenue performance, with payouts determined by the level of achievement thereby relative to a quarterly gross revenue target of $3,000,000 (the "Revenue Target"). Payouts for this component are structured as follows: (a) 50% of the Second Target Payout ($6,450) is awarded for achieving 60% of the Revenue Target; (b) 80% of the Second Target Payout ($10,320) is awarded for achieving 75% of the Revenue Target; (c) 90% of the Second Target Payout ($11,610) is awarded for achieving 90% of the Revenue Target; (d) 100% of the Second Target Payout

($12,900) is awarded for achieving 100% of the Revenue Target; (e) 125% of the Second Target Payout ($16,125) is awarded for achieving 110% of the Revenue Target; (f) 150% of the Second Target Payout ($19,350) is awarded for achieving 125% of the Revenue Target; (g) 175% of the Second Target Payout ($22,575) is awarded for achieving 150% of the Revenue Target; (h) 200% of the Second Target Payout ($25,800) is awarded for achieving 175% of the Revenue Target; (i) 250% of the Second Target Payout ($32,250) is awarded for achieving 200% of the Revenue Target; and

(3) 10% of the Variable Compensation Target, or $6,450 annually (the "Third Target Payout"), is based on Mr. Schutzbank's individual performance as Chief Financial Officer of the Company, with payouts by his achievement of certain individual performance goals determined by the Company's Chief Executive Officer, and payable at the sole discretion thereby.

We also agreed to grant Mr. Schutzbank a vehicle allowance for use in furtherance of our business, and an equity award in an amount and form to be determined by the Company's Chief Executive Officer and approved by the Board and pursuant to any equity incentive plan established by the Company, if any, consisting of Common Stock, or securities convertible or exercisable into Common Stock. Mr. Schutzbank will also have the opportunity to participate in standard employee benefits plans such as health insurance, and 401(k), pending their future establishment by the Company, if at all. Mr. Schutzbank is also bound by customary confidentiality clauses.

On December 18, 2024, we granted Mr. Schutzbank a one-time equity signing bonus of 300,000 shares of restricted common stock as an equity signing bonus, 60,000 of which vested on the grant date, and the remainder to vest in four 60,000 installments every 6 months, and which is subject to customary terms and conditions, including that Mr. Schutzbank remain employed as Chief Financial Officer during the term of the grant.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power

Name of Beneficial Owner, Title	# of Shares Owned	% of Voting Power
Josh Zuker, Chief Executive Officer, and Director	3,227,500 (1), (2)	7.3%
Geoff Brandt, Chief Operating Officer, and Director	3,227,500 (1), (3)	7.3%
Danial Gualtieri, Chief Production Officer, and Director	3,227,500 (1), (4)	7.3%
Harold Matheson, Vice President of Investor Relations, Corporate Secretary, and Director	3,227,500 (1), (5)	7.3%
Harvey Schutzbank, Chief Financial Officer	300,000 (6)	<1.0%
Kurt Swogger, Director	267,145 (7)	<1.0%

(1) On March 11, 2024, the Company and the Shareholders listed above (the "Principal Shareholders") entered into a certain stock restriction and cancellation agreement, as amended, whereby the Principal Shareholders, or the beneficial owners thereof, as directors or officers of the Company, have until January 31, 2025 (the "Cancellation Date"), to facilitate the (i) contribution to the Company of the remaining 85% membership interest in Andrews Crane SPVI, LLC, (ii) the contribution of a direct or indirect interest in an O&G asset of equal or greater value than the value of the O&G Asset held by the AC SPV based on a PV-10 valuation which is acceptable to the Company and the managing member of the EPE Manager under that agreement (the "Cancellation Agent"); or (iii) $2,000,000. Failure to satisfy this condition prior to the Cancellation Date will result in the cancellation of all the Common Stock currently held by the Principal Shareholders. See "*Business – Our Corporate History*" for more information.

(2) Josh Zuker is deemed to beneficially own the 3,227,500 shares of Common Stock issued to JLME Group LLC, a Wyoming limited liability company, upon formation of the Company. Mr. Zuker is deemed to beneficially own the Common Stock owned by JLME Group LLC because he has sole voting and dispositive powers over the company. See "*Business – Our Corporate History*" for more information.

(3) Geoff Brandt received 3,227,500 shares of Common Stock upon the Company's formation. See "*Business – Our Corporate History*" for more information.

(4) Danial Gualtieri is deemed to beneficially own the 3,227,500 shares of Common Stock issued to Legato Energy Solutions LLC, a Texas limited liability company, because he holds sole voting and dispositive powers over the company. See "*Business – Our Acquisition Strategy – TerraQuest*" for more information.

(5) Harold Matheson is deemed to beneficially own the 3,227,500 shares of Common Stock issued to Matheson Global Management LLC, a Florida limited liability company, upon formation of the Company. Mr. Matheson is deemed to beneficially own the Common Stock owned by Matheson Global Management LLC because he has sole voting and dispositive powers over the company.

(6) On December 18, 2024, we granted Mr. Schutzbank a one-time equity signing bonus of 300,000 shares of restricted common stock as an equity signing bonus, 60,000 of which vested on the grant date, and the remainder to vest in four

60,000 installments every 6 months, for a total vesting period of 24 months, and which is subject to customary terms and conditions, including that Mr. Schutzbank remain employed as Chief Financial Officer during the term of the grant.

(7) Kurt Swogger, a member of our Board, owns 80,802 shares of Common Stock in an individual capacity and is deemed to beneficially own the 136,343 shares owned by The Swogger Family Trust U/A 11/1/08. As a member of EPE III and EPE IV, Mr. Swogger and the Swogger Family Trust received these shares upon the Company's acquisition of the Bakken Asset. See "*Business—Our Oil and Natural Gas Assets—Bakken Asset*" for more information. On December 18, 2024, the Company granted Mr. Swogger 50,000 Shares as compensation for his services as a member of the board of directors.

BUSINESS

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer

Pytheas Energy Inc., a corporation formed under the laws of Nevada on February 15, 2024, is a dynamic oil & gas firm dedicated to the exploration, development, acquisition, and eventual sale of oil and natural gas ("O&G") producing assets. To optimize returns to our investors, Pytheas Energy's "Acquisition Strategy" focuses on (i) non-core O&G assets that we can acquire at a discount from medium to large international companies and (ii) O&G assets we can acquire at a discount from small, independent exploration and production companies that lack the funds necessary to comply with growing regulatory compliance costs. After identifying assets that fit our Acquisition Strategy by way of our industry know-how and proprietary, artificial intelligence ("AI") enabled O&G asset identification technology, and acquiring such assets, we intend to rehabilitate those assets with the objective of increasing revenue generation and valuation for investors. The firm is committed to responsible investment practices and aims to optimize returns for its investors while upholding the highest standards of environmental and social responsibility.

Our first O&G assets are in the Permian Basin of West Texas (the "Permian Basin"), the Bakken region of North Dakota (the "Bakken Region"), and the Minerva-Rockdale oil field in Milam County, Texas ("Minerva-Rockdale").

Our Corporate History

Pytheas Energy Inc. is a Nevada corporation formed on February 15, 2024, to conduct an O&G exploration and production business. The Company has two wholly-owned subsidiaries and one minority-owned subsidiary.

The Company's first wholly owned subsidiary is Pytheas Bakken SPV LLC, a Delaware limited liability company (the "Bakken SPV") formed on February 13, 2024, to acquire an O&G asset located in the Bakken Region of North Dakota. See "Business—Our Oil and Natural Gas Assets—Bakken Asset" for more information. The Company owns all of the membership interests of Bakken SPV.

The Company's second wholly owned subsidiary is Pytheas MR SPV LLC, a Delaware limited liability company (the "MR SPV") formed on March 11, 2024, for the purpose of acquiring a certain O&G asset located in the Minerva-Rockdale oil field of Milam County, Texas. See "*Business – Our Oil and Natural Gas Assets – Minerva-Rockdale Asset*" for more information. The Company owns all of the membership interests of MR SPV.

The Company's minority-owned subsidiary is Andrews Crane SPVI, LLC, a Wyoming limited liability company (the "AC SPV") formed on December 8, 2023, to acquire an O&G asset located in the Permian Basin of West Texas. See "*Business—Our Oil and Natural Gas Assets—Andrews Crane Asset*" for more information. The Company owns 15% of the membership interests of the AC SPV and is the Manager of AC SPV.

Our Oil and Natural Gas Assets

Each of our O&G assets is similar in character and consists of one or more types of property or ownership rights, such as leasehold positions, lease options, working interests in leases, partnership or limited liability company interests, corporate equity interests, or other mineral rights. Because each property consists of a bundle of property or ownership rights that may or may not include a working interest in the project, our stated interest in an O&G asset simply represents our proportional ownership in the bundle of property or ownership rights that constitute each O&G Asset.

While we prefer to own our O&G assets outright, we may not be able to obtain full ownership of each of the O&G assets we target for acquisition. As such, we expect to share ownership of some of our O&G assets with other industry participants.

***Andrews Crane Asset*s**

Our first O&G asset, which we acquired on March 7, 2024, from Zoic Capital Partners, LLC, a Wyoming limited liability company owned and operated by Josh Zuker, Harold Matheson, and Geoff Brandt, our founders, consists of a 15% membership interest in Andrews Crane SPVI, LLC, a Wyoming limited liability company that owns a 16.9% non-operating interest in 113 conventional wells spread across two asset packages in Andrews and Crane counties located in the Permian Basin (the "Andrews Crane Asset"). The Company was appointed as the manager of Andrews Crane and the Andrews Crane Asset on March 12, 2024. The Andrews Crane Asset has a total estimated ultimate recovery ("EUR") of 899,000, is currently generating

128 barrels of oil per day ("BPD") and has a fair market value of approximately $11 million. However, we believe that the Andrews Crane Asset is underperforming.

Using our proprietary technology and industry knowledge, we identified the Andrews Crane Asset as a neglected asset recently jettisoned by a large company. After such identification, we partnered with a local O&G Asset operator that is well-versed in the Permian Basin geology with the stated goal of rehabilitating and increasing the output of the Andrews Crane Asset. While no guarantees can be made, our preliminary analysis estimates that the Andrews Crane Asset's BPD can be increased by as much as 120 BPD over the next 12 months to a forecasted 200-250 BPD, thereby doubling its market value in 12-18 months.]

On March 11, 2024, the Company and the Principal Shareholders entered into a certain stock restriction and cancellation agreement, as amended, whereby the Principal Shareholders, or the beneficial owners thereof, as directors or officers of the Company, have until January 31, 2025, to facilitate the (i) contribution to the Company of the remaining 85% membership interest in Andrews Crane SPVI, LLC, (ii) the contribution of a direct or indirect interest in an O&G asset of equal or greater value than the value of the O&G Asset held by the AC SPV based on a PV-10 valuation which is acceptable to the Company and the managing member of the EPE Manager under that agreement (the "Cancellation Agent"); or (iii) $2,000,000. Failure to satisfy this condition prior to the Cancellation Date will result in the cancellation of all the Common Stock currently held by the Principal Shareholders.

Bakken Asset

Our second O&G asset, which we acquired on March 11, 2024, from EuroPac Energy III, LLC, a Delaware limited liability company ("EPE III"), and EuroPac Energy IV, LLC, a Delaware limited liability company ("EPE IV"), is a 12% non-operating working interest in 19 wells in the Bakken Region, the source of more than 10% of all oil produced in the US (the "Bakken Asset"). The Bakken Asset is held by Pytheas Bakken SPV, LLC, a Delaware limited liability company and our wholly-owned subsidiary ("Bakken SPV"). All of our operations with respect to the Bakken Asset are conducted through Bakken SPV, including field operations, engineering, geology, seismic processing, and the sale of oil and gas.

The Bakken Asset has a fair market value of approximately $2 million and generates an ongoing revenue stream of approximately $450,000 per year via the production of approximately 7250 barrels of oil equivalent ("BOE") per year, or 19 BPD. We identified the Bakken Asset as having a motivated seller seeking a buyer for the asset. As such, we were able to acquire a non-operating interest in the Bakken Asset at a discount with the aim of increasing the Company's value. We believe that the prior aim, along with the cash flow from existing production at the Bakken Asset, provides measurable financial benefits to the Company, its Shareholders, and prospective investors.

Minerva-Rockdale Asset

On March 13, 2024, we entered into a contribution agreement with MR Oil & Gas, Inc., a Nevada corporation ("MR Oil & Gas"), and Pytheas MR SPV LLC, a Delaware limited liability company, and our wholly owned subsidiary ("MR SPV"), whereby MR Oil & Gas will transfer ownership of an approximately 50% non-operating working interest in approximately 488 wells located in the Minerva-Rockdale oil field (the "MR Asset") to MR SPV in exchange for the Company's issuance of 15,000,000 shares of common stock to the MR Oil & Gas shareholders on a pro-rata basis according to their MR Oil & Gas shareholdings. At the time of filing, the only outstanding condition to the closing of such MR Asset contribution agreement was MR Oil & Gas's obligation to execute any and all assignment, assumption, bill of sale, and conveyance agreements necessary to transfer ownership of the MR Asset to MR SPV, in a form reasonably satisfactory to the Company (the "Assignment Condition"). All of our operations with respect to the MR Asset will be conducted through MR SPV, including field operations, engineering, geology, seismic processing, and the sale of oil and gas.

Thereafter, on April 17, 2024, the Company, MR SPV, and MR Oil & Gas closed on the MR Asset contribution upon the execution of a certain assignment, conveyance, and bill of sale agreement dated as of the same date (the "Master Assignment"), in satisfaction of the Assignment Condition, and the issuance of 15,000,000 shares of the Company's common stock to the shareholders of MR Oil & Gas. The Master Assignment contains a requirement that MR Oil & Gas, as the assignor, (i) execute and deliver any and all documents and instruments of transfer, assignment, assumption, or novation, file any such documents and instruments with any governmental authorities, as applicable, and perform such other acts as may be necessary or expedient to further the purposes the MR Asset contribution agreement and, the Master Assignment, and the transactions contemplated thereby and thereunder with respect to the assignments of the individual wells which make up the MR Asset.

Based on fourth-quarter 2023 internal management reports, the MR Asset has a fair market value estimated to be approximately $9.1 million and generates an ongoing revenue stream of approximately $8.0 million per year via the production of approximately 210 BPD. However, when all 488 wells are moved into production and the entire asset is rehabilitated, the MR Assets production capabilities is estimated to increase by approximately four times. With current oil prices hovering around $75, a fully developed and optimized MR Asset represents an estimated fair market value of over $40 million. Additionally, we are exploring an opportunity that would allow the Company to increase its O&G assets under management in the Minerva-Rockdale oil field by acquiring 100% of an operating working interest in 423 wells with a total EUR of 1.4 million barrels.

MOJO Exploration & Production, LLC

On June 11, 2024, MOJO Exploration & Production, LLC, a Texas limited liability company ("MOJO") issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to MOJO for working capital purposes in furtherance of its oil well operator business (the "Grid Note"). As of December 18, 2024, the total outstanding principal amount under the Note, including all advances, is $1,360,500 (the "Outstanding Amount"). On or about October 10, 2024, upon the occurrence of certain events which include but are not limited to Winchester Oil and Gas LLC, the former the former operator of the MR Asset ("Winchester"), failing to perform on its operator obligations under the MR Asset Joint Operating Agreement (then "MR JOA") (of which MR SPV became a party to as a result of the MROG Contribution Agreement), and pursuant to the terms and conditions of the MR JOA, Winchester was removed from its position as the operator of all the oil wells located in the Minerva-Rockdale oil field, and replaced by MOJO.

On December 18, 2024, the Company entered into an acquisition agreement with the three holders of all the outstanding membership interest in MOJO (the "MOJO Acquisition Agreement"). Upon the closing of the MOJO Acquisition Agreement the Company agreed to pay $1.00 cash consideration for the transfer of 100% of the membership interest in MOJO to a wholly owned subsidiary of the Company named Pytheas MOJO SPV, to be organized before the closing as a Delaware limited liability company. In addition, the Company has agreed to (i) cancel the Grid Note and forgive the Outstanding Amount, and (ii) enter into non-executive employment agreements with each of the three holders upon the closing of the MOJO Acquisition Agreement. Under these agreements, each holder will receive an equity signing bonus of 100,000 shares, of which 25,000 will vest upon execution thereof, and the remainder will vest upon the achievement of certain performance goals and metrics during the 18 months period that follows. The Company will also pay each of them a yearly salary deemed reasonable in light of their position with the Company. The MOJO Acquisition Agreement may be terminated at any time prior to the closing thereof: (i) by mutual consent of the parties thereto; (ii) by any of the parties if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day's written notice is given; or (iii) by a party thereto if any of the conditions set forth therein shall not have been satisfied before March 31, 2025 or such later date as the Company and the Holders shall mutually agree in writing. For the avoidance of doubt, prior to the execution of the MOJO Acquisition Agreement, MOJO compensated our Chief Operating Officer and certain affiliates of our Chief Executive Officer and Company Secretary for consulting services they provided to MOJO in connection with the establishment of its operatorship over all of the wells constituting the MR Asset.

On December 18, 2024, MOJO, who will become the Company's wholly owned subsidiary upon the closing of the MOJO Acquisition Agreement, reached an agreement with Winchester to become the assignee of the Minerva-Rockdale oil field P-4, a document filed with the Railroad Commission of Texas to establish the operator and gatherer of oil on an oil field. As a result of the assignment of the P-4, MOJO is permitted to sell oil on behalf of certain oil wells in the MR Asset on behalf of the working interest holders, including the Company with respect to the MR Asset. The Company intends to acquire additional P-4 assignments as needed.

Our Acquisition Strategy

Acquisition Objectives

Our acquisition objectives are to:

- Generate an adequate risk-adjusted return by buying underperforming, non-core O&G assets at a discounted rate;

- Leverage digital transformation, machine learning, and artificial intelligence to improve the operational efficiency of existing low-rate wells, often called "stripper" or "marginal" wells – which are defined by the IRS as an oil or gas well with a maximum daily production below 15 barrels of oil or equivalent per day (BOED), or 90,000 cubic feet of gas per day, over any consecutive 12-month period.;

- Utilize our smaller size and proprietary technology augmented by propriety software to capitalize on emerging opportunities that are often too small for larger O&G companies to pursue; and

- Capital preservation.

We cannot assure you that we will attain these objectives or that the value or revenue generated by our O&G assets will not decrease.

Acquisition Criteria

Our acquisition criteria, which triggers our interest in an asset The acquisition criteria we look for when deciding whether to acquire an asset have the following primary characteristics:

- Early identification of the O&G asset acquisition opportunity in question;

- Highly motivated sellers; and

- Significant upside, for example, a high EUR, or a determination that we can increase the BDP of such O&G asset in a cost-effective manner.

We cannot assure you that every O&G Asset we acquire will have each of the prior characteristics.

TerraQuest

We plan for our Acquisition Strategy to revolve around our AI-enabled, proprietary O&G asset identification technology, TerraQuest AI ("TerraQuest") that we acquired from our Chief Production Officer, Danial Gualtieri. See "*Financial Information of the Issuer – Subsequent Events – TerraQuest Technology Acquisition*" for more information. TerraQuest is a web based application that employs AI and comprehensive data analytics to pinpoint underperforming and non-core O&G assets ready for acquisition and revitalization by the Company. TerraQuest's operation begins with defining the investment criteria, which includes historical performance, current market conditions, future projections, financial metrics, and other pertinent data regarding the assets under consideration. This information is aggregated from a wide array of public and private data sources. Users can input data, including acquisition, well, and economic parameters, to conduct "what if" analyses. TerraQuest then conducts a qualitative analysis, examining subsurface geology, petrophysics, and well performance.

The innovation of TerraQuest lies in its dual AI application: at the back end, it leverages AI to recommend the most optimal assets for exploitation based on the input criteria. Simultaneously, we intend on enhancing the front end with an AI-driven chat interface, akin to the popular ChatGPT platform, allowing users to input their criteria in conversational language. The AI processes this input and provides actionable recommendations on which assets are preferable investments, alongside a 3-D geospatial map for visualization. This map features a color-coded system, where, for instance, green-colored wells represent assets that meet the query parameters more desirably compared to those colored red.

Upon completion, TerraQuest generates summary tables and cash flow forecasts ready for viewing and export. This process incorporates rules for various risk management strategies, ensuring that the software's recommendations align with the original risk tolerance criteria. The comprehensive analysis and evaluation yield actionable recommendations regarding which assets present a better investment opportunity, all presented in a user-friendly format for further human analyst verification. The following images are representations of what the TerraQuest output may look like at this time:

(Image No. 1, depicting the type and capabilities of TerraQuest's mapping visualization)

Text Area
API per Prod Zone Name
Histogram – Rank
Remaining Reserves P50 Oil Eq (BOE) per Section
Rank, OilVolProduced, RR Boe P50, Well Identifier, Sum([RR Oil P50]) / Sum([RR Boe P50]) per Field Name
Production Status
Production Type
Well Type
Reservoir Formation
Ranking Filter

(Image No. 2, depicting the current working TerraQuest user interface)

We believe that TerraQuest provides, and may provide in the future, the following benefits and opportunities:

- Reduces investment diligence time from days or weeks to seconds or minutes by streamlining the process with sophisticated software. This efficiency is achieved through consolidating and analyzing vast amounts of multi-disciplinary data, traditionally managed by extensive human effort across thousands of documents per asset;

- Lowers O&G operational risks with stacked plays and strict well control, enhancing resource recovery by accessing multiple hydrocarbon layers through one well. This approach improves efficiency, adapts to market and technological changes, and minimizes the chance of costly incidents such as kicks and blowouts, supporting confident asset acquisition decisions;

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- Enhances safety by proactively identifying potential hazards;

- Protects the environment by preventing leaks and minimizing pollution;

- Conserves resources by reducing waste and optimizing energy use;

- Improves emergency response with better preparedness and swift action capabilities;

- Ensures regulatory compliance through diligent monitoring and analysis of operations; and

- Advances geological research by analyzing data to deepen subsurface environment understanding, benefiting scientific communities.

TerraQuest is currently being used to assist and enable the Company's Acquisition Strategy; however, we intend to commercialize the application by creating an AI-enabled front-end for more layman users, such as businesses or analysts. We believe that the commercialization of TerraQuest offers a significant opportunity for the Company in terms of the following potential use cases:

- Offering consultancy services to small upstream O&G companies lacking the resources to develop similar technology on a per-project or retainer basis, thereby assisting them in asset identification and development;

- Monetizing TerraQuest through a software as a service model, providing retail subscription access. This allows customers to utilize the platform directly, without the need for any assistance from the Company or an employee thereof, thanks to an intuitive chat front-end;

- Adapting TerraQuest for use across various industry verticals beyond oil & gas, including government, real estate, education, and renewables. This adaptation aims to replicate TerraQuest's benefits and monetization opportunities across these sectors; and

- Leveraging the extensive database of disparate data accumulated over time as a separate profit center. Access to this unique dataset can be monetized, offering valuable insights to a range of clients and significantly enhancing the Company's valuation.

Our Industry

The United States oil and gas exploration and production industry, also known as the upstream O&G industry, is the first of three segments in the energy sector value chain. Upstream activities include exploring basins for hydrocarbons, drilling and developing wells, and extracting hydrocarbons such as crude oil, natural gas, and natural gas liquids ("NGL") from those wells. The extraction of oil is resource-intensive and can often take several years from discovery to production. The Global O&G upstream market has grown strongly in recent years, and this trend is expected to continue. For example, from 2023 to 2024, the market is expected to grow from $4.285 billion to $4.578 billion, with a compound annual growth rate ("CAGR") of 6.9%.

The above growth was facilitated by oil prices, technological advancements, global energy demand, and geopolitical factors (*The Business Research Company, Oil and Gas Upstream Activities Global Market Report 2024*). Additionally, the Global O&G upstream market is expected to grow to approximately $5.738 billion in 2028, a CAGR of 5.8%.

The United States O&G upstream market itself was estimated to be worth $737.3 billion in 2023 (*Statista, Oil and Gas Drilling and Extracting Industry Figures for the U.S. 2022 – 2023*). In the short term, the United States O&G upstream market is estimated to produce approximately 12.4 million barrels per day by the end of this year and is projected to reach 13.8 million barrels per day in the next five years, registering a CAGR of 2.3% during the forecast period (*Mordor Intelligence, US Oil & Gas Upstream Market Size*). The increasing number of activities and oil production from the Permian Basin, for instance, is likely to create lucrative opportunities for the United States oil and gas upstream market. For example, Permian Basin oil production is projected to hit new all-time highs in 2024 of 6.4 million BPD at the end of this year, up from 6.1 million BPD in 2023 *(Bloomberg, Permian Oil Output to Hit Fresh Record This Year, Pipeline Owner Plains Says)*.

We believe that the growth of the upstream O&G industry, both globally and in the United States, will drive the continued consolidation of large O&G companies and O&G assets in an attempt to increase global market share. We expect, in turn, that the prior circumstances will result in the shedding of more "non-core" O&G assets of the quality the Company intends to acquire as a part of its business operations and Acquisition Strategy.

Our Competition

The O&G industry is intensely competitive, and we compete with numerous other oil and natural gas exploration and production companies, many of which have substantially larger technical teams and greater financial and operational resources than we do and may be able to pay more for exploratory prospects and productive oil and natural gas properties. Many of these companies not only engage in the acquisition, exploration, development, and production of oil and gas reserves but also have gathering, processing, or refining operations, market refined products, provide, dispose of, and transport fresh and produced water, own drilling rigs or production equipment, or generate electricity, all of which, individually or in the aggregate, could provide such companies with a competitive advantage.

We may also compete with other O&G companies in securing drilling rigs and other equipment and services necessary for the drilling, completion, and maintenance of wells, as well as for the gathering, transporting, and processing of oil, gas, natural gas liquids, and water. Consequently, we may face shortages, delays, or increased costs in securing these services from time to time. The O&G industry also faces competition from alternative fuel sources, including renewable energy sources such as solar and wind-generated energy and other fossil fuels such as coal. Competitive conditions may also be affected by future energy, environmental, climate-related, financial, or other policies, legislation, and regulations. Our larger or integrated competitors may be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to discover reserves and acquire additional properties in the future is dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Pytheas Energy primarily operates out of Texas and North Dakota, where mature oil field(s) and a long history of production have created an environment with many local competitors in the region, including:

- EnCap Investments LP;
- Quantum Energy Partners:
- Durham Capital;
- EIG Global Energy Partners;
- Koch Equiry Development;
- Cayre Family Office;
- Hillcore Group;
- Hunt Investment Group; and
- Alinda Capital Partners

Our potential competitors may have greater resources, better access to capital, longer histories, more intellectual property, and lower cost operations. They may also secure better terms during the acquisition negotiation process, make strategic decisions more quickly than us, and devote more capital to better performing investments than we do. Moreover, our competitors may also engage in business combinations or partnerships that strengthen their competitive positions.

Our Market Opportunity

The United States has an estimated 760,000 marginal wells, also referred to as stripper wells, defined as a well that produces 10-15 BPD or BOE per day in production, consisting of about 400,000 oil and 360,000 natural gas wells, and 7.4% and 8.2% of all U.S. oil and natural gas production per year, respectively. These marginal wells generally produce 10-15 barrels of oil per day or less for any twelve-month period and are often owned by (i) small, independent exploration and production ("E&P") companies that are being priced out of the industry due to the rising costs of operating therein, such as the ever-increasing cost of regulatory compliance due to an increased focus on reducing greenhouse gas emissions, and (ii) medium to large international companies which do not develop such wells to their full revenue-generating potential. Moreover, between 10,000 to 20,000 marginal wells are plugged and abandoned in the United States each year (*National Stripper Well Association*), which presents an ongoing economic cost to energy production. For example, 182,500 wells were plugged and abandoned from 2006 to 2016, the lost production of which had an estimated market value of $7.6 billion annually (measured in the year production ceased)

(*National Stripper Well Association*). The estimated market value of the lost production from these wells in 2016 alone totaled $442 million, consisting of $364 million for oil and $78 million for natural gas.

We believe that our market opportunity lies in the identification, acquisition, and rehabilitation of marginal wells that retain sufficient EUR and that we can acquire at a discount prior to the plugging, abandonment, or decommissioning thereof. To capitalize on this market opportunity, we intend to rely on TerraQuest, our AI-enabled proprietary O&G asset identification technology, which will improve the speed and efficiency with which we can identify, acquire, and optimize marginal O&G assets. Additionally, for the foreseeable future, we expect to acquire O&G assets that are relatively shallow (less than 2,000 feet total depth) and accessible with standard vertical drilling technology, which keeps drilling and completion costs modest in comparison to alternative, deeper wells.

Our Milestones and Budget

We have created the following estimated milestones and budgets for the year ending December 31, 2024. It is important to note that the achievement of these milestones and their budget targets is subject to substantial risk, and we do not guarantee that we will achieve such milestones or budget targets. *See* "*Risk Factors*" and the "*Cautionary Statement Regarding Forward-Looking Statements*" for more information.

January 1, 2024 through April 30, 2024

Planned Actions	Estimated Cost to Complete
Offering Costs- Broker Fees, Advertising, Marketing, Legal, Accounting and Business Development	150,000
Lease Acquisition Costs	50,000
Software development	25,000
Drilling, Completion, and Production Facilities	0
General and Administrative Expenses	400,000
Working Capital and General Corporate Purposes	150,000
TOTAL	**$ 775,000**

May 1, 2024 through August 31, 2024

Planned Actions	Estimated Cost to Complete
Offering Costs- Broker Fees, Advertising, Marketing, Legal, Accounting and Business Development	350,000
Lease Acquisition Costs	1,000,000
Software Development	25,000
Drilling, Completion, and Production Facilities	1,800,000
General and Administrative Expenses	320,000
Working Capital and General Corporate Purposes	50,000
TOTAL	**$ 3,545,000**

September 1, 2024 through December 31, 2024

Planned Actions	Estimated Cost to Complete
Offering Costs- Broker Fees, Advertising, Marketing, Legal, Accounting and Business Development	50,000
Lease Acquisition Costs	500,000
Software Development	25,000
Drilling, Completion, and Production Facilities	720,000
General and Administrative Expenses	110.000
Working Capital and General Corporate Purposes	50,000
TOTAL	**$ 1,455,000**

Governmental Regulation and Environmental Matters

Our operations are subject to various rules, regulations, and limitations that impact the oil and natural gas exploration and production industry as a whole.

Regulation of Oil and Natural Gas Production

Our oil and natural gas exploration and production business and the development and operation of our O&G assets are subject to extensive rules and regulations promulgated by federal, state, tribal, and local authorities and agencies. For example, North Dakota and Texas require permits for drilling operations, drilling bonds or other forms of financial security, reports concerning operations, and other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the sourcing and disposal of water used in the process of drilling, completion, and production, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Moreover, the current administration has indicated that it expects to impose additional federal regulations limiting access to and production from federal lands. The effect of these regulations is to limit the amount of oil and natural gas that can be produced from the wells in which we participate and to limit the number of wells or the locations at which our operating partners can drill.

Moreover, many states impose a production or severance tax with respect to the production and sale of oil, natural gas, and natural gas liquids within their jurisdictions. Failure to comply with any such rules and regulations can result in substantial penalties or other liabilities. The regulatory burden on the oil and natural gas industry will most likely increase our cost of doing business and may affect our profitability. Because such rules and regulations are frequently amended or reinterpreted and typically become more stringent over time, we are unable to predict the future cost or impact of our and our operating partners' compliance with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and profitability. Additionally, unforeseen environmental incidents may occur at our O&G assets, or past non-compliance with environmental laws or regulations may be discovered, resulting in unforeseen liabilities. Additional proposals, proceedings, and regulations that affect the oil and natural gas industry are regularly considered by Congress, the courts, federal regulatory agencies such as the Federal Energy Regulatory Commission ("FERC"), the U.S. Environmental Protection Agency, and the Bureau of Land Management; and state legislatures and regulatory authorities. We cannot predict when or whether any such proposals may become effective, the substance of those regulations, or the outcome of such proceedings. Therefore, we are unable to predict with certainty the future compliance costs or implications of compliance on profitability.

Environmental Matters

A variety of stringent federal, tribal, state, and local laws and regulations govern the environmental aspects of the oil and gas business. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may: (i) require the acquisition of a permit or other authorization and procurement of financial assurance before construction or drilling commences and for certain other activities; (ii) limit or prohibit construction, drilling, or other activities on certain lands lying within wilderness and other protected areas; and (iii) impose substantial liabilities for pollution resulting from our operations. Any non-compliance with these laws and regulations could subject us or any of our properties to material administrative, civil, or criminal penalties, investigatory or remedial obligations, injunctive relief, or other liabilities. Additionally, compliance with these laws and regulations may, from time to time, result in increased costs of operations, delays in operations, or decreased production, and may affect acquisition costs.

The permits required for the development, construction, and operations of our O&G assets may be subject to revocation, modification, and renewal by issuing authorities, and such permitting could cause delays in the development, construction, or operation of our O&G assets, thus increasing costs and potentially affecting our profitability. Governmental authorities have the power to enforce their regulations, and violations are subject to fines, injunctions, or both. In the opinion of our management, the operators of the O&G assets are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us or any of our properties or operating partners, as well as the oil and natural gas industry in general.

The federal Clean Air Act ("CAA") and comparable state laws and regulations impose obligations related to the emission of air pollutants, including emissions from oil and gas sources. Under the CAA and comparable state laws, the Environmental Protection Agency ("EPA") and state environmental regulatory agencies have developed stringent regulations governing both the permitting of emissions and emissions of certain air pollutants at specified sources, including certain oil and gas sources. Both existing CAA and state regulations, and any future regulations, may require pre-approval for the construction, expansion, or modification of certain facilities that produce, or which are expected to produce, air emissions. Such regulations may also impose stringent air permit requirements, limit natural gas venting and flaring activity, and require the use of specific equipment or technologies to control emissions. Under the CAA, the EPA has enacted final regulations requiring owners and operators of certain facilities that emit greenhouse gases above certain thresholds to report those emissions. The EPA has also promulgated regulations establishing construction and operating permit requirements for greenhouse gas emissions from stationary sources that already emit conventional pollutants (i.e., sulfur dioxide, particulate matter, nitrogen dioxide, carbon monoxide, ozone, and lead) above certain thresholds. Further, the CAA requires that owners and operators of stationary sources producing, processing, and storing extremely hazardous substances have a general duty to identify hazards associated with an accidental release, design and maintain a safe facility, and minimize the consequences of any releases that occur. The CAA further requires such facilities that handle more than the threshold amounts of extremely hazardous substances to develop risk management plans intended to prevent and minimize impacts if releases do occur.

CAA regulations also include New Source Performance Standards ("NSPS") for the oil and natural gas source category to address emissions of sulfur dioxide and volatile organic compounds ("VOCs") and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production, storage, transportation, and processing activities. These rules currently require all oil or natural gas wells that have been hydraulically fractured or refractured since November 30, 2016, to be completed using so-called "green completion" technology, which significantly reduces VOC emissions and has the co-benefit of also limiting methane, a greenhouse gas. These regulations, referred to as NSPS Subpart OOOO and OOOOa, also apply to storage tanks and other equipment in the affected oil and natural gas industry segments, and, commencing with Subpart OOOOa, were designed to also limit methane from new and modified sources in the oil and gas sector. The EPA has since modified and rolled back various aspects of the rules, including the removal of the transmission and storage sectors of the oil and gas industry from regulation and of the methane-specific standards for the production and processing segments of the industry. Subsequently, Congress partially overturned that rollback in June 2021. In December 2023, the EPA finalized more stringent methane rules for new, modified, and reconstructed facilities, known as OOOOb, as well as standards for existing sources for the first time ever, known as OOOOc. Under the final rules, states have two years to prepare and submit their plants to impose methane emission controls on existing sources. The presumptive standards established under the final rule are generally the same for both new and existing sources and include enhanced leak detection survey requirements using optical gas imaging and other advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions, reduction of emissions by 95% through capture and control systems, zero-emission requirements for certain devices, and the establishment of a "super emitter" response program that would allow third parties to make reports to EPA of large methane emission events, triggering certain investigation and repair requirements. Fines and penalties for violations of these rules can be substantial. It is likely, however, that the final rule and its requirements will be subject to legal challenges. The requirements of the EPA's final methane rules have the potential to increase the operating costs of our operators and thus may adversely affect our financial results and cash flows. Moreover, failure to comply with these CAA requirements can result in the imposition of substantial fines and penalties as well as costly injunctive relief.

The federal Clean Water Act ("CWA") and comparable state laws and regulations impose strict obligations related to discharges of pollutants and dredge and fill material into regulated bodies of water, including wetlands. The discharge of pollutants into regulated waters is prohibited except in accordance with a permit issued by the EPA, the United States Army Corps of Engineers ("USACE"), or a state agency or tribe with a delegated CWA permit program. Permitting discharges of stormwater associated with oil and gas facility construction or operation activities may also be required. Compliance with permitting requirements could increase the length of time it takes to construct an oil and gas facility and impose heightened operating standards, which in turn could increase our operators' cost of construction and operation. In addition, compliance with CWA requirements could limit the locations where wells, other oil and natural gas facilities, and associated access resources can be constructed.

The scope of regulated waters has been subject to substantial controversy. In 2015 and 2020, respectively, the Obama and Trump Administrations each published final rules attempting to define the federal jurisdictional reach over the waters of the United States ("WOTUS"). However, both of these rulemakings were subject to legal challenges. In January 2023, the EPA and Corps published a final rule based on the pre-2015 definition, with updates to incorporate existing Supreme Court decisions and regulatory guidance. However, the January 2023 rule was challenged and is currently enjoined in 27 states. In May 2023, the U.S. Supreme Court released its opinion in Sackett v. EPA, which involved issues relating to the legal tests used to determine whether wetlands qualify as WOTUS. The Sackett decision invalidated certain parts of the January 2023 rule and significantly narrowed its scope, resulting in a revised rule being issued in September 2023. However, due to the injunction on the January 2023 rule, the implementation of the September 2023 rule currently varies by state. In the 27 states subject to the injunction, the agencies are interpreting the definition of WOTUS consistent with the pre-2015 regulatory regime and the changes made by the Sackett decision, which utilizes the "continuous surface connection" test to determine if wetlands qualify as WOTUS. In the remaining 23 states, the agencies are implementing the September 2023 rule, which did not define the term "continuous surface connection." Therefore, some uncertainty remains as to how broadly the September 2023 rule and the Sackett decision will be interpreted by the agencies. To the extent the implementation of the final rule, results of the litigation, or any action further expands the scope of the CWA's jurisdiction, operators could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.

The Oil Pollution Act of 1990 ("OPA"), which amends and augments the oil spill provisions of the federal CWA, imposes duties and liabilities on certain "responsible parties" related to the prevention of oil spills and damages resulting from such spills into or threatening waters of the United States or adjoining shorelines. For example, operators of certain oil and natural gas facilities that store oil in more than threshold quantities, the release of which could reasonably be expected to reach jurisdictional waters, must develop, implement, and maintain Spill Prevention, Control, and Countermeasure ("SPCC") Plans.

The federal Safe Drinking Water Act ("SDWA"), its implementing regulations, and delegated regulatory programs (*e.g.*, state programs) impose requirements on the drilling and operation of underground injection wells, including injection wells used for the injection disposal of oil and gas wastes, such as produced water. In addition, the EPA has asserted authority under the SDWA to regulate hydraulic fracturing that uses diesel fuel. The EPA directly administers the Underground Injection Control ("UIC") program in some states, and in others, administration of all or portions of the program is delegated to the state. Permits must be obtained before drilling saltwater disposal wells, and casing integrity monitoring must be conducted periodically to ensure that the disposed waters are not leaking into groundwater. In addition, because some states, including Texas, have become concerned that the injection or disposal of produced water could, under certain circumstances, trigger or contribute to earthquakes, they have issued directives to operators and/or have adopted or are considering additional regulations regarding such disposal methods. Changes in regulations or the inability to obtain permits for new disposal wells, if any, in the future may affect the ability of the operators of our O&G assets to dispose of produced water and ultimately increase the cost of operation of the O&G assets or delay production schedules.

The federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state statutes impose strict liability, and in some cases joint and several liability, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or previous owner and operator of a site where a hazardous substance has been disposed of and persons who generated, transported, disposed, or arranged for the transport or disposal of a hazardous substance. Such persons may be responsible for the costs of investigating releases of hazardous substances, remediating releases of hazardous substances, and compensating for damages to natural resources. CERCLA also authorizes the EPA and, in some cases, private parties to take actions in response to threats to public health or the environment and to seek recovery from such responsible classes of persons of the costs of such an action, including the costs of certain health studies. From time to time, the EPA may designate additional materials as hazardous substances under CERCLA, which could result in additional investigation and remediation at current Superfund sites or the reopening of Superfund sites that previously received regulatory closure. For example, on August 26, 2022, EPA announced a proposal to designate as hazardous substances perfluorooctanoic acid ("PFOA") and perfluorooctanesulfonic acid ("PFOS"), which have been commonly used in a variety of industrial and consumer products.

EPA is expected to finalize that proposal in 2024. While CERCLA does contain an exclusion for petroleum, the exclusion is limited and could ultimately be repealed, and oil and gas facilities often contain hazardous substances subject to regulation under CERCLA. Although the non-operating status of our interests in the O&G assets likely presents a lower risk that we would be held subject to CERCLA liability, to the extent that we acquire operating interests in O&G assets or should we or any of our operating partners become subject to strict liability under federal or state laws for environmental damages caused by previous owners or operators of properties we purchase, without regard to fault, our profitability could be negatively affected.

The federal Resource Conservation and Recovery Act ("RCRA") and comparable state laws regulate the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and non-hazardous wastes. Most wastes associated with the exploration, development, and production of oil or gas, including drilling fluids and produced water, are currently regulated as non-hazardous wastes pursuant to an exemption from regulation as hazardous waste under RCRA. However, certain wastes generated at oil and gas exploration, development, production, and transmission sites are regulated as hazardous under RCRA. It is also possible that "RCRA-exempt" exploration and production wastes currently regulated as non-hazardous could be regulated as hazardous wastes in the future.

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds and their habitat, and natural resources. These statutes include the federal Endangered Species Act, the Migratory Bird Treaty Act ("MTBA"), the Bald and Golden Eagle Protection Act, the Clean Water Act, CERCLA, analogous state laws, and each of their implementing regulations. The United States Fish and Wildlife Service ("USFWS") may designate critical habitat and suitable habitat areas that it believes are necessary for the survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions on federal land use and private land use and could delay or prohibit land access or development. Where takings of, or harm to, species or damages to habitat or natural resources occur or may occur, government entities or, at times, private parties may act to restrict or prevent oil and gas exploration or production activities or seek damages for harm to species, habitat or natural resources resulting from drilling or construction or production activities, including, for example, for releases of oil, wastes, hazardous substances, sediments, or other regulated materials, and may seek natural resources damages and, in some cases, criminal penalties. For example, the Dunes Sagebrush Lizard ("DSL") is one species that, if listed as endangered or threatened under the ESA, could impact our profitability. The DSL is found in southeastern New Mexico and adjacent portions of Texas. The USFWS proposed to list the DSL as endangered in July 2023. If the DSL is ultimately listed as an endangered or threatened species, operations in any area that is designated as the DSL's habitat may be limited, delayed, or, in some circumstances, prohibited, and our operators could be required to comply with expensive mitigation measures intended to protect the dunes sagebrush lizard and its habitat.

The purpose of the Occupational Safety and Health Act ("OSHA"), comparable state statutes, and each of their implementing regulations is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act ("EPCRA"), and comparable state statutes and any implementing regulations thereof may require disclosure of information about hazardous materials stored, used, or produced in operations at our O&G assets and that such information be provided to employees, state, and local governmental authorities, and/or citizens, as applicable.

These regulations and proposals, as well as any new regulations requiring the installation of more sophisticated pollution control equipment, additional evaluation, or assessment, or more stringent permitting or environmental protection measures, could have a material adverse impact on our business, results of operations, and financial condition.

Scrutiny of oil and natural gas production activities continues in other ways. The federal government has, in recent years, undertaken several studies of the oil and gas industry's potential impacts. For example, in 2016, the EPA published a final report of a four-year study focused on the possible relationship between hydraulic fracturing and drinking water. In its assessment, the EPA concluded that certain aspects of hydraulic fracturing, such as water withdrawals and wastewater management practices, could result in impacts on water resources, although the report did not identify a direct link between hydraulic fracturing and impacts on groundwater resources. In addition, in May 2022, the U.S. Government Accountability Office ("GAO") released a study on methane emissions from oil and gas development, which included a recommendation that the Bureau of Land Management ("BLM") consider whether to require gas capture plans, including gas capture targets, from operators on federal lands. The results of these studies or similar governmental reviews could spur initiatives to regulate oil and gas production activities further.

Several states, including states where our O&G assets are located, have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing. Several municipalities in other states, including Texas, have enacted bans on hydraulic fracturing. However, in May 2015, the Texas legislature enacted a bill preempting local bans on hydraulic fracturing. We cannot predict whether similar legislation in other states will ever be enacted and, if so, what the provisions of such legislation would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, it could lead to delays, increased operating costs, and process prohibitions that would materially adversely affect our operating partners and our revenues and the results of operations.

The National Environmental Policy Act ("NEPA") establishes a national environmental policy and goals for the protection, maintenance, and enhancement of the environment and provides a process for implementing these goals within federal agencies. A major federal agency action having the potential to significantly impact the environment requires review under NEPA. If, for example, our third-party operating partners conduct activities on federal land, receive federal funding, or require federal permits, such activities may be covered under NEPA. Certain activities are subject to robust NEPA review which could lead to delays and increased costs that could materially adversely affect our revenues and results of operations. Other activities are covered under categorical exclusions, which results in a shorter NEPA review process. In April 2022, the Biden Administration finalized a rule to undo some of the changes to NEPA enacted under the Trump Administration that were intended to streamline NEPA review (the "2020 NEPA Rule"). The April 2022 rule promulgation is considered phase one of a two-phase review of the 2020 NEPA Rule that was announced by the Biden Administration to emphasize the need to review federal actions for climate change and environmental justice impacts, among other factors. The Council on Environmental Quality ("CE") proposed the "Phase" revisions to NEPA in July 2023. These new and (if enacted) additional anticipated changes to the NEPA review process would affect the assessment of projects ranging from oil and natural gas leasing to development on public and Indian lands.

Seasonality

Winter weather conditions and lease stipulations can limit or temporarily halt restart, rework, or re-completion activities and producing activities for oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

Human Capital

As of December 18, 2024, we had five (5) full-time employees, our founders and our Chief Financial Officer, and no part-time employees or independent contractors. None of our employees are represented by labor unions, and we have an excellent relationship with our employees. Upon the closing of the MOJO Acquisition Agreement, we will have eight (8) full time employees.

Intellectual Property

The Company's intellectual property primarily consists of acquired data and the TerraQuest application. We have not taken any steps to protect our intellectual property at this time; however, the protection of our intellectual property and all corresponding rights throughout the world, including any future trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts in connection with any of the preceding, is essential to the success of our business. We may seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the United States, as well as a variety of administrative procedures. We may also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in international jurisdictions covering specific aspects of our proprietary technology and innovations. We may also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services.

We may institute a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements may also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have may adopt a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Description of Property

The Company currently shares office space at 19505 Biscayne Blvd, #2530, Aventura, Florida 33108. The Company is not under any lease obligation and is not currently required to make any monthly payments.

RISK FACTORS

8. **Discuss the material factors that make an investment in the issuer speculative or risky**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Shares in this Offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have limited to no operating history upon which investors can evaluate our future prospects.

We are an early-stage O&G exploration and production company formed on February 15, 2024. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. The business and prospects of the Company must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include but are not limited to; that our competitors will perform better than we do in the relevant markets; and that we are not able to upgrade and enhance our business. There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition, and operating results could be materially and adversely affected.

Given our limited operating history, our management has little basis on which to forecast future success. We are confronted with the need to attract and retain consistent investment sources in order to grow our operations rapidly. If we are not funded properly, it will prevent us from acquiring, developing, drilling and producing prospective O&G wells and leases across Texas and North Dakota, as well as inhibit the development of our proprietary software platform. To establish a strong market position, we are seeking funding from capital markets which may include debt and equity offerings. The Company's current and future expense levels are based largely on estimates of planned operations and future revenues rather than experience. It is difficult to accurately forecast future revenues because the reserves of the Company is new, and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results, and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the Company's business, financial condition, and operating results.

We may not be successful in producing oil or natural gas from some of our wells.

Acquiring oil and natural gas assets requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs, and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and include properties with which we do not have a long operational history. In connection with the assessments, we intend to perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of a property. We may be required to assume the risk of the physical condition of properties in addition to the risk that they may not perform in accordance with our expectations. If properties we acquire do not produce as projected or have liabilities we were unable to identify, we could experience a decline in our reserves and production, which could adversely affect our business, financial condition, and results of operations.

We do not currently have any price hedges or other derivatives in place.

We do not currently have any price hedges or other derivatives in place regarding commodity prices and do not intend to engage in such activities in the near future. As a result, fluctuations in commodity prices could adversely affect our financial condition and operating results.

We may conduct our own field operations.

We are conducting certain field operations through MOJO, our wholly owned oil well operator. Although we have a limited history of performing such operations, we believe we can perform these activities less expensively than using a third-party operator. In the event that we are forced to hire an outside operator, there can be no assurance that we will be able to do so or on financially acceptable terms.

Time constraints will negatively impact our likelihood of success.

While most of our acquisitions are of non-operating working interests, we still have the opportunity for new production, and new acquisitions may include further opportunities, including the option of utilizing unconventional or uncommon drilling techniques to existing conventional wells. We currently anticipate that new production will be constrained by the time it takes to lease land, obtain necessary permits, and drill new wells. While we will accumulate some inventory and data to accelerate some wells, we anticipate lead time for the development of new wells from initial planning to production to be at minimum 6-12 months. This lead time includes but is not limited to, planning, drilling, and thereafter the production of oil.

There is a risk of lower-than-anticipated resource recovery during drilling operations, potentially leading to non-productive wells or rapid depletion rates.

The quantity of oil in underground formations may be less than anticipated, leading to the risk of drilling non-productive wells or experiencing faster depletion rates than expected. Despite leveraging proprietary technology to mitigate this risk, unexpected geological variations may impede our ability to fully tap into and benefit from oil reserves, potentially affecting our operational efficiency and financial performance.

Operational challenges due to unexpected repairs and technical issues may adversely affect our financial stability.

Unexpected technical and mechanical issues could cause our operations to face significant setbacks, necessitating costly repairs and maintenance. While we strive to optimize operations for efficiency and cost-effectiveness, such disruptions could negatively impact our bottom line and operational forecasts.

Mechanical failures during drilling or completion may delay production and increase costs.

Mechanical issues are an inherent risk in the drilling and completion stages of wells. Delays or failures in these processes can increase the time of production, leading to escalated costs. Our experienced engineering team's expertise in solving such mechanical issues is a critical component in mitigating this risk.

Market volatility in the energy sector could significantly impact our profitability, especially in the initial years of production.

The global energy market is subject to extreme volatility that can dramatically affect our profitability. Due to our leverage, market fluctuations can disproportionately impact our financial returns. Most of our gas and oil production is concentrated in the initial years, making early market changes particularly impactful. Over time, the influence of market conditions on our operations is likely to stabilize.

We will operate in a competitive and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The O&G market through which we intend to derive substantially all of our revenue is a rapidly evolving industry. The growth of this market is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including: (i) changes in consumer demographics and public tastes and preferences; (ii) regulatory agencies, national and local governments, and municipalities restricting our ability to operate our services in various jurisdictions at the level at which we desire to operate, or at all; and (iii) general economic conditions.

Our ability to plan for development will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of potential customers. In addition, we may be restricted from operating our business in certain jurisdictions due to public health and safety measures implemented in response to future pandemics or unforeseen disasters, including war. Additionally, from time to time, we may re-evaluate the markets in which we operate and the performance of our current business model, and we may, in the future, discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

We may expand our business in the future and enter new lines of business or geographic markets, which may result in additional risks, uncertainties, and costs.

We may grow our business by offering additional services, by entering new lines of business, and by entering into or expanding our presence in new geographic markets. Introducing new services could increase our operational costs and the complexities involved in managing such services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may, from time to time, explore opportunities to grow our business via acquisitions, partnerships, investments, or other strategic transactions. There can be no assurance that we will identify, negotiate, or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or introduction of new types of services may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization, will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue-related to growing our business or entering new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

The markets in which we will operate are highly competitive, and competition presents an ongoing threat to our business's growth and success.

The upstream O&G market is a highly competitive industry characterized by rapidly emerging new services and technologies and shifting customer needs. Our current and potential future competitors may have one or more advantages over us, either globally or in particular geographic markets, including:

- longer operating histories;
- significantly greater financial, technical, marketing, research and development, manufacturing, and other resources;
- greater experience within the industry;
- the capacity to leverage their marketing expenditures across a broader portfolio of services;
- lower labor and development costs and better overall economies of scale;
- greater platform-specific focus, experience, and expertise; and

Our competitors may develop their business in ways similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including by making acquisitions, by making access to our services more difficult, or by making it more difficult to communicate with our customers. As a result, our competitors may acquire and engage customers or generate revenue at the expense of our own efforts, which may negatively affect our business and financial results. In addition, from time to time, we may take actions in response to competitive threats, but we cannot assure you that these actions will be successful or that they will not negatively affect our business and financial results.

We face competition from larger companies that have substantially greater resources which challenges our ability to acquire, explore and develop properties and grow our business, and reach profitability.

The oil and natural gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel, and other resources than we do and, therefore, have greater leverage in acquiring prospects, hiring personnel, and marketing oil and natural gas. In addition, larger companies operating in the same area may be willing or able to offer oil and natural gas at a lower price.

We may come under increased competition from alternative energy sources, and conservation could reduce demand for natural gas and oil.

While natural gas provides a capable partner to supplement power generation in times of low wind speed or cloudy weather and gasoline provides an extremely compact, energy-dense, and relatively safe fuel for vehicles, improvements in wind and solar power and especially improvements in battery technology could lead to a decrease in demand for our primary products. There has been a general trend to move toward renewable forms of electric generation and electrification of the transportation industry. Fuel conservation measures, alternative fuel requirements, and increasing consumer demand for alternatives to natural gas and oil could reduce demand for natural gas and oil. The impact of the changing demand for natural gas and oil services and products may have a material adverse effect on our business, financial condition, results of operations, and cash available for distribution.

Shortages of oilfield equipment, services, supplies, and qualified field personnel could adversely affect our financial condition, results of operations, and cash flows.

Periodically, there are shortages of drilling rigs, hydraulic fracturing stimulation equipment and crews, and other oilfield equipment as demand for that equipment has increased along with the number of wells being drilled. The demand for qualified and experienced field personnel to drill wells, conduct hydraulic fracturing stimulations, and conduct field operations can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. These factors have caused significant increases in costs for equipment, services, and personnel. Higher oil, natural gas, and NGL prices generally stimulate demand and result in increased prices for drilling rigs and crews, hydraulic fracturing stimulation equipment and crews, and associated supplies, equipment, services, and raw materials. Similarly, lower oil and natural gas prices generally result in a decline in service costs due to reduced demand for drilling and completion services.

Decreased levels of drilling activity in the oil and natural gas industry in recent periods have led to declining costs of some oilfield equipment, services, and supplies. However, if the current oil and natural gas market changes and commodity prices continue to recover, we may face shortages of field personnel, drilling rigs, hydraulic fracturing stimulation equipment and crews, or other equipment or supplies, which could delay or adversely affect our exploration and development operations and have a material adverse effect on our business, financial condition, results of operations or cash flows, or restrict operations.

Oil and natural gas prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse impact on our business.

Our revenues, profitability, cash flows, and future growth, as well as liquidity and ability to access additional sources of capital, depend substantially on prevailing prices for oil and natural gas and the relative mix of these commodities in our reserves and production. Sustained lower prices will reduce the amount of oil and natural gas that we can economically produce and may result in impairments of our proved and probable reserves or reduction of our proved and probable undeveloped reserves. Oil and natural gas prices also affect the amount of cash flow we could utilize for capital expenditures and our ability to borrow and raise additional capital. The supply of and demand for oil and natural gas impact the prices we realize on the sale of these commodities and, in turn, materially affect our financial results. Our revenues, operating results, cash available for distribution and the carrying value of our oil and natural gas depend significantly upon the prevailing prices for oil and natural gas. Oil and natural gas prices have historically been, and will likely continue to be, volatile. The prices for oil and natural gas are subject to wide fluctuation in response to a number of factors beyond our control, including:

- the domestic and foreign supply of, and demand for, oil and natural gas;
- domestic and worldwide economic and political conditions;
- the level and effect of trading in commodity futures markets, including commodity price speculators and others;

- military, economic, and political conditions in oil and natural gas-producing regions, including unilateral supply actions taken by oil- and natural gas-producing countries such as Russia;
- the actions taken by OPEC and other foreign oil and natural gas producing nations, including the ability of members of OPEC to agree to and maintain production controls;
- the impact of the U.S. dollar exchange rates on oil and natural gas prices;
- the price and availability of, and demand for, alternative fuels;
- weather conditions and climate change;
- worldwide conservation measures, including governmental initiatives to move toward renewable electric generation and the electrification of the transportation industry;
- carbon reduction measures for all segments of the oil and natural gas industries, including production;
- technological advances affecting energy consumption and production;
- changes in the price of oilfield services and technologies;
- the price and level of foreign imports;
- expansion of U.S. exports of oil, natural gas (including liquefied natural gas), and/or gas liquids;
- the availability, proximity, and capacity of transportation, processing, storage, and refining facilities;
- the impacts and effects of public health crises and pandemics;
- the costs of exploring, developing, producing, transporting (including costs relating to pipeline safety), and marketing oil; and natural gas; and
- the nature and extent of domestic and foreign governmental regulations and taxation, including environmental regulations

Sustained material declines in oil or natural gas prices may have the following effects on our business:

- limit our access to sources of capital, such as equity and long-term debt;
- cause us to delay or postpone capital projects;
- cause us to lose certain leases because we fail to meet obligations of the leases prior to expiration;
- reduce reserve estimates and the amount of products we can economically produce;
- downgrade or other negative rating action with respect to our credit rating;
- reduce revenues, income, and cash flows available for capital expenditures, repayment of indebtedness, and other corporate purposes; and
- reduce the carrying value of our assets in our balance sheet through ceiling test impairments.

Actual quantities of oil and natural gas reserves and future cash flows from those reserves may vary from our estimates.

It is not possible to accurately measure underground accumulations of oil and natural gas. Estimating quantities of oil and natural gas reserves is complex and inexact. The process relies on interpretations of geologic, geophysical, engineering, and production data. The extent, quality, and reliability of these data can vary. The process also requires a number of economic assumptions, such as oil and natural gas prices, the relative mix of oil and natural gas that will be ultimately produced, drilling and operating expenses, capital expenditures, operating and development costs, future prices of these commodities, the effect of government regulation, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

- the quality and quantity of available data;
- the interpretation of that data;
- the accuracy of various mandated economic assumptions and our expected development plan;
- the judgment of the person preparing the estimate;
- future natural gas and oil prices;
- unexpected complications from offset well development;
- production rates;
- reservoir pressures, decline rates, drainage areas, and reservoir limits;
- interpretation of subsurface conditions, including geological and geophysical data;
- potential for water encroachment or mechanical failures;
- levels and timing of capital expenditures, lease operating expenses, production taxes, and income taxes, and availability of funds for such expenditures; and
- effects of government regulation.

Actual quantities of oil and natural gas reserves, future oil and natural gas production and the relative mix of oil and natural gas that will be ultimately produced, oil and natural gas prices, revenues, taxes, capital expenditures, effects of regulations, funding availability and drilling and operating expenses will most likely vary from our estimates. In addition, the methodologies and evaluation techniques that we use, which include the use of multiple technologies, data sources and interpretation methods, may be different than those used by our competitors. Further, reserve estimates are subject to the evaluator's criteria and judgment and show important variability, particularly in the early stages of development. Any significant variance could be systematic and undetected for an extended period of time, which would materially affect the quantities and net present value of our reserves. In addition, we may adjust estimates of reserves to reflect production history, results of exploration and development activities, prevailing oil and natural gas prices, and other factors, many of which are beyond our control. Our reserves also may be susceptible to drainage by operators on adjacent properties. If any of these assumptions prove to be incorrect, our estimates of reserves, the classifications of reserves based on the risk of recovery, and our estimates of the future net cash flows from our reserves could change significantly.

In accordance with SEC reporting rules, we intend to calculate the estimated discounted future net cash flows from proved reserves using the SEC's pricing methodology for calculating proved reserves, adjusted for market differentials and costs in effect at year-end discounted at 10% per annum. Actual future prices and costs may be materially higher or lower than the prices and costs we used as of the date of an estimate. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production. In addition, actual production rates for future periods may vary significantly from the rates assumed in the calculation. Moreover, the 10% discount factor used when calculating discounted future net cash flows, in compliance with the FASB statement on oil and natural gas producing activities disclosures, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company, or the oil and natural gas industry in general. You should not assume that the present value of future net cash flows is the current market value of our proven and probable reserves.

The reserve estimates made for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy records. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates, and the timing of development expenditures. Further, our lack of knowledge of all individual well information known to the well operators such as incomplete well stimulation efforts, restricted production rates for various reasons and up-to-date well production data, etc. may cause differences in our reserve estimates.

Restarting, Reworking and Recompleting is a costly and high-risk activity.

In addition to the numerous operating risks described in more detail below, the restarting, reworking, and re-completing of wells involves the risk that no commercially productive oil or natural gas reservoirs will be encountered. The seismic data and other technologies we use do not allow us to know conclusively if a well that oil and natural gas are present or may be produced economically. In addition, we are often uncertain of the future cost or timing of restarting, reworking, or re-completing and producing wells. Furthermore, our operations may be curtailed, delayed, or canceled because of a variety of factors, including:

- increases in the costs of, or shortages or delays in the availability of, drilling rigs, equipment, and materials;
- decreases in oil and natural gas prices;
- limited availability to us of financing on acceptable terms;
- adverse weather conditions and changes in weather patterns;
- unexpected operational events and drilling conditions;
- abnormal pressure or irregularities in geologic formations;
- surface access restrictions;
- the presence of underground sources of drinking water, previously unknown water or other extraction wells, or endangered or threatened species;
- embedded oilfield drilling and service tools;
- equipment failures or accidents;
- lack of necessary services or qualified personnel;
- availability and timely issuance of required governmental permits and licenses;
- loss of title and other title-related issues;
- availability, costs, and terms of contractual arrangements, such as leases, pipelines, and related facilities to gather, process, compress, transport, and market oil and natural gas; and
- compliance with, or changes in, environmental, tax, and other laws and regulations.

Future restart, rework, and re-completion activities may not be successful, and if unsuccessful, this could adversely affect our future results of operations, cash flows, and financial condition.

The oil and natural gas business involves many operating risks that can cause substantial losses.

Our oil and natural gas acquisition and production strategy is subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the risk of:

- fires and explosions;
- blow-outs and cratering;
- uncontrollable or unknown flows of oil, gas or well fluids;
- pipe or cement failures and casing collapses;
- pipeline or other facility ruptures and spills;
- equipment malfunctions or operator error;
- discharges of toxic gases;
- induced seismic events;
- environmental costs and liabilities due to our use, generation, handling, and disposal of materials, including wastes, hydrocarbons, and other chemicals; and
- environmental damages caused by previous owners of property we purchase and lease.

Some of these risks or hazards could materially and adversely affect our results of operations and cash flows by reducing or shutting in production from wells, loss of equipment or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occur, we could incur substantial losses as a result of:

- injury or loss of life;
- severe damage or destruction of property, natural resources, and equipment;
- pollution and other environmental damage;
- investigatory and clean-up responsibilities;
- regulatory investigation and penalties or lawsuits;
- limitation on or suspension of our operations; and
- repairs and remediation costs to resume operations.

Failure or loss of equipment, as the result of equipment malfunctions, cyber-attacks, or natural disasters, could result in property damage, personal injury, environmental pollution, and other damages for which we could be liable. Catastrophic occurrences giving rise to litigation, such as a well blowout, explosion, or fire at a location where our equipment and services are used, may result in substantial claims for damages. Ineffective containment of a drilling well blowout or pipeline rupture could result in extensive environmental pollution and substantial remediation expenses, as well as governmental fines and penalties. If our production is interrupted significantly, our efforts at containment are ineffective, or litigation arises as the result of a catastrophic occurrence, our cash flows, and in turn, our results of operations could be materially and adversely affected.

We may not be able to keep pace with technological advances.

The energy industry in general, and the oil and natural gas industry in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of energy, it is impossible to predict the overall effect these factors could have on potential revenue from and profitability of oil and natural gas exploration and development. Additionally, technological advances in fuel economy and energy generation devices could reduce demand for natural gas and oil. It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with technological advances, then our revenues, profitability, and results from operations may be materially adversely affected.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

Certain of our activities are inherently dangerous and could result in loss of life or property damage. Certain products may raise questions with respect to issues of environmental harm or injury, trespass, conversion, and similar concepts, which may raise complex legal issues. Indemnification to cover potential claims or liabilities resulting from a failure may be available in certain circumstances but not in others. The insurance we maintain may not be adequate to protect against all our risks and uncertainties. Claims resulting from an accident, failure, environmental damage, or liability arising from our activities in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, failure, environmental damage, or liability, even if fully covered or insured, could negatively affect our reputation among our customers and the public and make it more difficult for us to operate.

Our strategy may not be successful.

We intend to expand our operations and base, in large part, by acquiring additional leases. Our operations are subject to all the risks inherent in the growth of a new business. The timing and related expenses of expansion may cause our revenues, if any, to fluctuate. The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business and the reliance on our ability to establish ongoing relationships with operators, mineral rights owners, and surface owners, and satisfy legal and regulatory requirements, as we encounter uncertainty about implementation of our strategies and capabilities, unfamiliarity with our operating methods, and competition. We may not be successful in our proposed business activities.

We may be negatively impacted by the seasonality of our business.

Winter weather conditions and lease stipulations can limit or temporarily halt restart, rework, and re-completion activities and producing activities for oil and natural gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition, and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies. As such, we have been and will continue to acquire and develop prospective leases in Texas specifically. Furthermore, we have also been evaluating locations throughout the United States via our proprietary software technology. The company has engaged in talks regarding potential strategic partnerships with other companies (field services, operators, suppliers, transportation, etc.). However, these partnerships and leases may fail to generate profit or never materialize at all and should in no way be indicative of our prospects.

We may occasionally encounter potential conflicts of interest, and failing to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between us and our clients, our clients, us and our employees, our clients and our employees, and us and our directors and officers. As we expand the scope of our business, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in several ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leaks, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients' confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with the law, financial condition, or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the gas and oil industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers, or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations, or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We and our officers may be subject to litigation, arbitration, or other legal proceedings risk.

We and our officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this memorandum, we or our and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by many claimants when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement, or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding, or investigation against us, or an adverse resolution of any such matter, could have a material adverse effect on our reputation, business, financial condition, and results of operations and cash flows.

We may face various risks associated with the long-term trend toward increased activism against oil and natural gas exploration and development activities.

Opposition toward oil and natural gas production has been growing globally. Companies in the oil and natural gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, environmental compliance, and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain projects, such as the development of oil or gas shale plays. For example, environmental activists continue to advocate for increased regulations or bans on shale drilling and hydraulic fracturing in the United States, even in jurisdictions that are among the most stringent in their regulation of the industry. Future activist efforts could result in the following:

- delay or denial of drilling permits;
- shortening of lease terms or reduction in lease size;
- restrictions on installation or operation of production, gathering, or processing facilities;
- restrictions on the use of certain operating practices, such as hydraulic fracturing, or the disposal of related waste materials, such as hydraulic fracturing fluids and produced water;
- increased severance and/or other taxes;

- cyber-attacks;
- legal challenges or lawsuits;
- negative publicity about our business or the oil and natural gas industry in general;
- increased costs of doing business;
- reduction in demand for our products; and
- other adverse effects on our ability to develop our properties and expand production.

We may need to incur significant costs associated with responding to these initiatives. Complying with any resulting additional legal or regulatory requirements that are substantial could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The loss of key personnel, an inability to attract and retain additional personnel, or difficulties in integrating new members of our management team into our company could affect our ability to grow our business successfully.

Our future success will depend in large part upon the continued service of the members of our executive management team and key employees. In addition, our success will also depend on our ability to attract and retain qualified technical, sales and marketing, user support, financial and accounting, legal, and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel, or suffer increased costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our future customers properly or maintain the quality of our services.

Pursuant to that certain Stock Restriction and Cancellation agreement dated March 11, 2024, as amended, by and among the Company and the Founders, the Founders have until January 31, 2025, to facilitate the (i) contribution to the Company of the remaining 85% membership interest in Andrews Crane, (ii) the contribution of a direct or indirect interest in an O&G asset of equal or greater value than the value of Andrews Crane's 16.9% interest in the Andrews Crane Asset ($2,021,034), based on a P10 valuation which is acceptable to the Company and the Cancellation Agent under that agreement; or (iii) $2,000,000. Failure to satisfy the prior condition will result in the cancellation of all of the Common Stock currently held by the Founders. See "*Business – Our Corporate History*" for more information. The failure to satisfy the terms and conditions of the Stock Restriction and Cancellation Agreement may result in the loss by the Founders of their equity interest in the Company, which would disincentivize the Founders and may result in the loss of the Founders who might leave the Company as a result of the cancellation of their shares and then the Company would not have any qualified employees to run its business.

Failure of third-party systems upon which we rely could adversely affect our business operation.

Due to the rapid pace of technological changes in the online securities brokerage industry, as described above, parts of our business rely on technologies developed or licensed by third parties. Any interruption in the third parties' services or deterioration in the third parties' performance or quality could adversely affect our business operations. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all, which could materially impact our business and the results of operations.

Adverse developments in general business and economic conditions, as well as conditions in the global capital market, could adversely affect the demand for our services, the business, the financial condition and results of operations, and our customers.

Volatility in the global capital market, which impacts interest rates, currency exchange rates, and the availability of credit, could have an adverse effect on our business, financial condition, and results of operations and our customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of our accounts receivable, which could have a material adverse effect on our business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of our customers could have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace. Moreover, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics. We are currently operating in a period of economic uncertainty and capital market disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.

Our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs, or the loss of key personnel could reduce our profitability and negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior-level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Labor shortages and/or our ability to attract and retain skilled workers may impair growth potential and profitability.

Our industry is labor-intensive, and many businesses experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers, create leadership opportunities, and successfully implement diversity, equity, and inclusion initiatives. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for employees is high, and the supply is limited. A significant increase in the wages paid and benefits offered by competing employers could also result in a reduction in our labor force, increases in our labor costs, or both. Prolonged labor shortages, increased turnover, or labor inflation could diminish our profitability and impair our growth potential, which could have a material adverse effect on our reputation, business, financial condition, results of operations, or cash flows.

Information technology system failures, network disruptions, or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers, and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, Shareholders, vendors, and employees, with the expectation by such third parties being that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions, or the loss of employees or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks, and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks, and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees, and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability, or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us. While we have security, internal control, and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party actions, employee error, malfeasance, or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition, and cash flows.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. Failure to comply with such laws and regulations could result in penalties or fines, legal liabilities, or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, stay current on vendor-supported products, and improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Actual and potential claims, lawsuits, and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We may be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also may be, from time to time, a plaintiff in legal proceedings against customers or third parties. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits, and proceedings may harm our reputation or divert management resources away from operating our business.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks, and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks, or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations.

Although we make a significant effort to avoid infringing any known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement, or other violations of the intellectual property of others may not be successful, and from time to time, we may receive notice that a third party believes that our use of certain trademarks, service marks, and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms or at all), or may become liable for significant damages. If any of the foregoing occurs, our ability to compete could be affected, or our business, financial position, and results of operations may be adversely affected.

Risks Related to Government Regulation

We are subject to complex laws and regulatory actions that can affect the cost, manner, feasibility, or timing of doing business.

Existing and potential regulatory actions could increase our costs and reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business. Exploration and development and the production and sale of oil and natural gas are subject to extensive federal, state, provincial, tribal, local, and international regulation. We may be required to make large expenditures to comply with environmental, natural resource protection, and other governmental regulations, including the following:

- restrictions for the protection of wildlife that regulate the time, place, and manner in which we conduct operations;
- the amounts, types, and manner of substances and materials that may be released into the environment;
- response to unexpected releases into the environment;
- reports and permits concerning exploration, drilling, production, and other operations;
- the placement and spacing of wells;
- cement and casing strength;
- unitization and pooling of properties;
- calculating royalties on oil and natural gas produced under federal and state leases; and
- taxation.

Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials into the environment, remediation and clean-up costs, natural resource risk mitigation, damages, and other environmental or habitat damages. We also could be required to install and operate expensive pollution controls, engage in environmental risk management, incur increased waste disposal costs, or limit or even cease activities on lands located within wilderness, wetlands or other environmentally or politically sensitive areas. In addition, failure to comply with applicable laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties as well as the imposition of corrective action orders. Any such liabilities, penalties, suspensions, terminations, or regulatory changes could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

The matters described above and other potential legislative proposals, along with any applicable legislation introduced and passed in Congress or new rules or regulations promulgated by the state or US federal government, could increase our costs, reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business, negatively impacting our financial condition, results of operations and cash flows. Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulation that may be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Additional costs or operating restrictions associated with legislation or regulations could have a material adverse effect on our results of operations and cash flows, in addition to the demand for the oil and natural gas that we produce.

Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas that we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane, and other greenhouse gases (GHGs) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, address GHG emissions for certain sources, including pipelines. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Severe limitations on GHG emissions could also adversely affect demand for the oil and natural gas we produce and lower the value of our reserves, which in turn could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Moreover, incentives to conserve energy or use alternative energy sources as a means of addressing climate change could reduce demand for natural gas, oil, and NGL. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts, and other extreme climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Future legislation may eliminate certain U.S. federal income tax deductions currently available for natural gas and oil exploration and development.

In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including to certain key U.S. federal income tax provisions currently available to oil and natural gas companies. Such legislative changes have included, but not been limited to:

- the repeal of the percentage depletion allowance for oil and natural gas properties;
- the elimination of current deductions for intangible drilling and development costs;
- the elimination of the deduction for certain domestic production activities; and
- an extension of the amortization period for certain geological and geophysical expenditures.

Although these provisions were largely unchanged in the Tax Act, which was signed on December 22, 2017, Congress could consider and could include some or all of these proposals as part of future tax reform legislation to accompany lower federal income tax rates. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and natural gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and natural gas development or increase costs, and any such changes could have an adverse effect on the Company's financial position, results of operations and cash flows.

We are subject to data privacy governmental regulations, which can change. Failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium is rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and afford those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation, and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor, implement, and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in various areas, which can be costly and time-consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations or to maintain necessary permits or licenses could result in liability that could have a material negative effect on our business and the results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to changes in liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Risks Related to this Offering and Ownership of our Common Stock

State law may restrict your ability to sell our Common Stock, making it difficult to transfer, sell, or otherwise dispose of our common stock.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether the common stock offered herein will be registered or exempt under the laws of any state. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for the Shares. There may be significant state blue sky law restrictions on the ability of investors to sell and on purchasers to buy our common stock. Investors should consider the resale market for our Shares to be limited. Investors may be unable to resell their common stock, or they may be unable to resell such common stock without the significant expense of state registration or qualification.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for acquisitions, working capital, and general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our Shareholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income, or that loses value.

There has been no independent valuation of our common stock, which means that such stock may be worth less than the offering price in the Offering.

We have determined the per-Share purchase price in the Offering without an independent valuation of our common stock. We established the Offering price based on management's estimate of the valuation of the Company's common stock. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our common stock may have a value significantly less than the Offering price, and the Shares may never obtain a value equal to or greater than the Offering price.

The Shares being sold in this Offering will not be freely tradable until one year from the initial purchase date. Although our Shares may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney before disposing of or selling their Shares.

You should be aware of the long-term nature of this investment. There is not now and may not ever be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation D, promulgated under the Securities Act. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Neither the Offering nor the Shares have been registered under federal or state securities laws, which leads to the absence of certain regulations applicable to us.

No governmental agency has reviewed or passed upon this Offering, our company, or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their advisors.

There is no guarantee of return on your investment.

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this memorandum and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this Offering.

If you purchase Shares in this Offering, you will pay more for your common stock than the amount paid by our existing Shareholders for their Shares on a per-Share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per-Share in relation to the price that you paid for your Shares. In addition, you will experience further dilution to the extent that our Shares are issued upon the vesting of restrictive Shares or exercise of Share options under our equity incentive plan, if any.

Raising additional capital may dilute our current Shareholders, including purchasers of our common stock in this Offering, or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a Common Shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures, or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred Shares, which could rank senior to our Common stock for dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings we may make would receive distributions of our available assets prior to any distributions being made to holders of our Common stock. Moreover, if we issue preferred Shares, the holders of such preferred Shares could be entitled to preferences over holders of Common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred Shares in any future offering or borrow money from lenders will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Holders of our Common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Common stock.

There is no guarantee that we will ever complete future private or public offerings of our Common stock or other Company securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the Purchase Price in this Offering or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

There is no current trading market for our securities, and if a trading market does not develop, purchasers of our securities may have difficulty selling their Shares.

There is currently no established public trading market for our securities, and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend in the future to list our securities on a U.S. securities exchange, but we may never be able to do so. If, for any reason, our securities are not listed on a securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our Shares may have difficulty selling their Shares should they desire to do so. No market makers have committed to become market makers for our securities, and none may do so.

Additionally, secondary trading in the Common stock sold in this Offering will not be possible in any state until the Common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify or to obtain or verify an exemption for the secondary trading of our Common stock in any particular state, the Common stock cannot be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our Common stock, the liquidity for the Common stock could be significantly impacted, and you may have difficulty in selling your Common stock.

Even if a market develops for our securities, our Shares may be thinly traded with wide Share price fluctuations, low Share prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our Shares develops, the Share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future Share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future Share price.

THE OFFERING

9. <u>**What is the purpose of the Offering?**</u>

This is an Offering of our Common Stock, par value $0.0001 per share, for $0.61 per share, for a Maximum Offering Amount of 8,196,721 shares of Common Stock, for gross proceeds of $4,999,999.81. The minimum investment amount necessary to participate in the Offering is $500.20. The Offering began on March 13, 2024, with the filing of our original Offering Statement with the SEC. On December 18, 2024, we amended our Form C and Offering Statement to extend the deadline of the Offering to March 12, 2024. The Offering's purpose is to raise capital for the Company's upstream O&G business, working capital, and general operating purposes.

The Company has performed the following closings of the Offering (each a "Closing" and together, the "Closings"):

- On April 17, 2024, we issued 5,112,172 Shares (after adjusting for a chargeback related to the purchase of 25,000 Shares for $15,250 which was deducted from the December 6, 2024 Closing), for gross proceeds of $3,118,424.92 in the Initial Closing of the Offering (the "Initial Closing"). After deducting the Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $219,357.24, and other offering expenses payable by us, we received net proceeds of approximately $2,815,792.45 from the Initial Closing.

- On May 14, 2024, we issued 674,345 Shares for gross proceeds of $411,350.45 in a rolling Closing of the Offering. After deducting the Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $28,794.53, and other offering expenses payable by us, we received net proceeds of approximately $369,759.33 from this Close.

- On October 3, 2024, we issued 388,619 Shares for gross proceeds of $237,057.59 in a rolling Closing of the Offering. After deducting the Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $16,594.03, and other offering expenses payable by us, we received net proceeds of approximately $212,792.04 from this Close.

- On December 6, 2024, we issued 237,645 Shares for gross proceeds of $144,963.50 in a rolling Closing of the Offering. After deducting the Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $10,147.45, and other offering expenses payable by us, we received net proceeds of approximately $130,923.12 from this Close.

In the aggregate, we have issued 6,412,781 shares for gross proceeds of $3,911,796.46 in this Offering. After deducting the Intermediary's commissions equal to 7% of the gross proceeds of the Offering, or $274,893.25, and other offering expenses payable by us, we have received net proceeds of approximately $3,529,266.94 from the Offering.

The Initial Closing of the Offering occurred well in advance of the December 31, 2024, deadline to raise the Minimum Offering Amount. On December 18, 2024, we amended our Form C to extend the deadline of the Offering to March 12, 2024. Investors in this offering will acquire the Shares pursuant to a subscription agreement, which is not binding until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

10. <u>**How does the issuer intend to use the proceeds of this Offering?**</u>

The following table outlines our estimated use of the net proceeds from this Offering based on our current plans and business condition. These figures are estimates, and actual expenditures could vary significantly due to various factors, including the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated. We may also decide to use the proceeds for other purposes and will maintain discretion in their application. Additionally, we expect to require further funding to fully implement our business plan. See "*Risk Factors*" for more information.

	If Target Offering Amount is Sold [1]	If Maximum Amount is Sold [1]
Total Proceeds	$19,999.46	$4,999,999.81
Less: Offering Expenses		
(A) **Intermediary Fee (7%)**	$1,301.96	$349,999.99
(B) **Legal expenses**	$10,000.00	$50,000.00
(C) **Accounting expenses**	$5,000.00	$10,000.00
Net Proceeds	$3,697.50	$4,589,999.82
Use of Net Proceeds		
(A) **O&G Asset Rehabilitation**	$0.00	$2,250,000.00
(B) **Lease Acquisition**	$0.00	$1,150,000.00
(C) **Working Capital**	$3,697.50	$109,999.82
(D) **IP/Tech Development**	$0.00	$50,000.00
(E) **G & A Expenses**	$0.00	$430,000.00
Total Use of Net Proceeds	$3,697.50	$4,589,999.82

(1)   The Offering began on March 13, 2024, with the filing of our Offering Statement with the SEC. Since then, we have issued an aggregate of 6,412,781 shares for gross proceeds of $3,911,796.46 across all Closings. See "*The Offering*" for more information. We intend to accept oversubscriptions up to the Maximum Offering Amount of $4,999,999.81 in the manner described in the above table. Oversubscriptions will be allocated in a manner determined by the Board.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the Platform, located at www.equifund.com. EquiFund will serve as the Intermediary for this Offering.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully-signed copy of the subscription agreement showing the principal amount invested by you.

12.   How can an investor cancel an investment commitment?

You may cancel your investment commitment for any reason and at any time, but in each case no less than 48 hours before a Closing of the Offering (each a "Closing" and together, the "Closings"). Investors will receive notice of each intended Closing within five days.

Cancellation instructions can be found on the Platform. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered canceled at that time, and the investor will be contacted directly by the Intermediary with further information. If the investor's investment commitment is canceled, the corresponding investment shall be refunded to the investor without deduction for any fee, commission, or expense and without accrued interest with respect to any money received.

Material Changes

If there is a material change to the terms of the Offering or to the information provided by the issuer in connection therewith, the Intermediary will send notice to each investor of such material change and inform the investor that the investment commitment will be canceled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and Dalmore will send to each investor, within five business days after the initial notice of the material change, a notification that the investment commitment was canceled and a direct the refund of the investment.

NOTE: If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the commitment will be canceled, and the committed funds will be returned.

SECURITIES BEING OFFERED

13.   <u>Describe the terms of the securities being offered</u>

The Company is authorized to issue 350,000,000 shares, consisting of (i) 300,000,000 shares of Common Stock, par value of $0.0001 per share, and (ii) 50,000,000 shares of "blank check" Preferred Stock, par value $0.0001 per share. As of March 13, 2024, the date of the Original Offering Statement, there were 23,000,000 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued or outstanding. As of the date of this Offering Statement, we had 44,192,099 shares of Common Stock issued and outstanding, and no Preferred Stock issued or outstanding.

The following disclosure, in question-and-answer format, summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws which have been filed as Exhibits to this Offering Statement.

Transfer Agent

The Company has engaged Colonial Stock Transfer Co., Inc. (the "Transfer Agent") to act as its transfer agent and registrar for the Shares. The Transfer Agent's address is 7840 S. 700 E., Sandy, Utah 84070, Telephone No. (801) 355-5740.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

    (1)   to the issuer;

    (2)   to an accredited investor;

    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Shares may not be transferred without the consent of our company which may be given or withheld in our company's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

14.   <u>Do the securities offered have voting rights?</u> **[X] Yes [ ] No**

Our shareholders are entitled to one (1) vote per share of Common Stock on all matters presented for a vote thereof.

15.   <u>Are there any limitations on any voting or other rights identified above?</u> **[_] Yes [X] No**

16.   <u>Explain how the terms of the securities being offered may be modified?</u>

The terms of the Common Stock may be modified upon the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock.

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer**

Description of Issuer's Other Securities

The Company does not have (i) any securities outstanding other than the Shares, (ii) any debt securities authorized or outstanding, or (iii) any warrants, options, or similar rights outstanding. However, the Company reserves the right to issue such securities in the future.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The Shares do not have anti-dilution rights, which means that future equity financings or other issuances of Shares will dilute the ownership percentage that the investors herein will have in the Company. It also means that if future financing rounds are done at a lower valuation, investors in this Offering will not receive the benefit of additional shares, so your valuation will remain the same. If we issue any Preferred Stock in the future, such shares of Preferred Stock may entitle the holders thereof to a preference in the payment of amounts owed to them in the event of a liquidation such that investors in this Offering may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation, if any.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [_] Yes [X] No**

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

No person or group of persons exist which hold a controlling interest in the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?**

The securities being offered have been arbitrarily valued based on market comparables.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority Shareholder, you will have limited ability, if at all, to influence our policies or any other corporate matters, such as amendments to our certificate of incorporation, the creation of securities that are senior to the Shares being offered, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The Shares do not have anti-dilution rights, rights of first refusal or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in the Shares. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this Offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings.

24. **Describe the terms of any indebtedness of the issuer.**

The Company does not have any indebtedness.

25. **What other exempt offerings has the issuer conducted within the past three years?**

On February 15, 2024, we issued 3,227,500 Shares to JMLE Group LLC, Matheson Global Management LLC, and Geoff Brandt upon our formation of the Company. The Shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "*Business – Our Corporate History*" for more information.

On March 7, 2024, we issued 3,227,500 Shares to Legato Energy Solutions LLC in exchange for Legato Energy Solutions contribution of TerraQuest to the Company. The Shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. Legato Energy Solutions LLC is a Texas limited liability company owned by Dan Gualtieri, the Company's Chief Production Officer and a member of its Board.

On March 11, 2024, we issued 9,200,000 Shares in the aggregate to the members of EPE III and EPE IV in exchange for their contribution of the Bakken Asset to Bakken SPV. The Shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "*Financial Condition of the Issuer - Bakken Asset Acquisition*" for more information.

On April 24, 2024, we issued 15,000,000 Shares in the aggregate to the stockholders of MR Oil & Gas in exchange for their contribution of the MR Asset to MR SPV. The Shares issued in this transaction were offered under Section 4(a)(2) of the Securities Act. See "*Financial Condition of the Issuer - Minerva-Rockdale Asset Acquisition*" for more information.

On December 18, 2024, the Company issued an aggregate of

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

The Company issued Shares to the Founders in the transactions described in response to Question 25 above. Except for such Share issuances, the Company is not a party to any agreements where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering.

FINANCIAL CONDITION OF THE ISSUER

27.   <u>Does the issuer have an operating history? [__] Yes [X] No</u>

28.   <u>Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.</u>

29.   <u>Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter</u>

The financial statements attached hereto as Exhibit D are an integral part of this Form C and should be reviewed in their entirety. The information provided in this section with respect to our results of operations, financial milestones, liquidity and capital resources, and Capital expenditures and other obligations has not been updated in this Form C/A.

General

Pytheas Energy Inc., a corporation formed under the laws of Nevada on February 15, 2024, is a dynamic oil & gas firm dedicated to the exploration, development, acquisition, and eventual sale of oil and natural gas-producing assets. To carry out its business, the Company intends to leverage the experiences and industry knowledge of its directors, officers, and other employees, if any, and TerraQuest, our proprietary O&G asset identification technology. The Company's first three O&G assets are located in the Permian Basin of West Texas, the Bakken region of North Dakota, and the Minerva-Rockdale oil field in Milam County, Texas.

For the foreseeable future, we intend to focus on:

- Acquiring and developing new O&G assets;

- Leveraging technology to optimize our operations; and

- Enhancing Shareholder value through strategic O&G asset management.

Results of Operations

Revenues – We did not generate any revenues for the period from February 15, 2024 (inception) to March 5, 2024.

Compensation, Benefits, and Taxes – Compensation, benefits**,** and taxes consist of salaries, wages, performance incentives, and employer payroll taxes. We continually review such costs for efficiency opportunities. Compensation, benefits, and tax expenses for the period from February 15, 2024 (inception) to March 5, 2024, were $0.

General and Administrative Expenses – General and administrative expenses ("G&A") include the cost of operating our business. Our corporate team works remotely, so we do not incur corporate-level facility expenses. G&A expenses for the periods from for the period from February 15, 2024 (inception) to March 5, 2024, were $0.

Legal and Accounting – Legal and accounting expenses include legal fees, accounting fees for our reviews and audits, and other professional fees. Legal and accounting expenses for the period from February 15, 2024 (inception) to March 5, 2024, were $0.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Financial Milestones

See "*Business – Our Milestones and Budget*" for more information about the estimated milestones and budgets of the company for the fiscal year ending December 31, 2024.

Liquidity and Capital Resources

The proceeds from this Offering are essential to our operations. We plan to use the proceeds to develop and augment the Minerva-Rockdale Asset, continue the development of TerraQuest, and fund our business operations. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $800,000 in cash on hand (approximately $300,000 of which is required to be used to satisfy certain stock redemption rights in connection with the Bakken Contribution Agreement as defined below)), which will be augmented by the Offering proceeds and used to execute our business strategy. Taking into account the Offering proceeds, we anticipate that our cash on hand will last for the next twelve months. There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the directors or officers of the Company or both.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through March 5, 2024, the date that the financial statements were available to be issued. The subsequent events are as follows:

Andrews Crane Acquisition

On March 7, 2024, the Company acquired a 15% membership interest in Andrews Crane SPVI, LLC, a Wyoming limited liability company that owns a 16.9% non-operating interest in 113 conventional wells spread across two asset packages in Andrews and Crane counties located in the Permian Basin, via an assignment from Zoic Capital Partners, LLC, a Florida limited liability company and affiliate of the Company. In exchange for the Assignment, the Company issued 3,277,500 each to JLME Group LLC, a Wyoming limited liability company owned by Josh Zuker, the Company's Chief Executive Officer and a member of its board of directors; and Matheson Global Management LLC, a Florida limited liability company owned by Harold Matheson, the Company's Secretary and a member of its board of directors, and Geoff Brandt, the Company's Chief Operating Officer.

TerraQuest Technology Acquisition

On March 7, 2024, the Company acquired ownership of TerraQuest via an assignment by Legato Energy Solutions LLC, a Texas limited liability company owned and operated by Danial Gualtieri, our Chief Production Officer, of all rights, title and interest, on a worldwide basis, including, without limitation, copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing rights in and to all of the intellectual property associated with the TerraQuest application, in exchange for the Company's issuance of 3,227,500 Shares to Legato Energy Solutions LLC, a Texas limited liability company owned by Dan Gualtieri, the Company's Chief Production Officer.

Bakken Asset Acquisition

On March 11, 2024, the Company entered into a certain contribution agreement (the "Bakken Contribution Agreement") with Pytheas Bakken SPV LLC, a Delaware limited liability company and wholly owned subsidiary of Pytheas, EuroPac Energy III, LLC, a Delaware limited liability company, EuroPac Energy IV, LLC, a Delaware limited liability company, and Euro Pacific Asset Management, LLC, a Puerto Rican limited liability company and manager of EPE III and EPE IV, whereby EPE III and EPE IV contributed the Bakken Asset to Bakken SPV, and $350,031 and $594,100, respectively, to the Company, in exchange for the Company's issuance to the former members of EPE III and EPE IV of 4,876,000 and 4,324,000 Shares (the "Consideration Shares"), respectively. As consideration for the EPE Manager's role in executing this Agreement and the Assignments, the Company issued the EPE Manager 690,000 Shares as a success fee. Following the closing of the Baken Contribution Agreement, the former EPE III and EPE IV Members (the "New Shareholders") had the right to require the Company to redeem their Consideration Shares for a pro-rata portion of an account containing $300,000. Such redemption right was offered during the period beginning on May 8, 2024, which resulted in the redemption of 870,682 Shares for aggregate payouts of $137,826.86 to such redeeming shareholders. The remaining amount of the $300,000 (approximately $162,173.14) reverted back to the Company for working capital purposes.

Also on March 11, 2024, the Company and the Principal Shareholders entered into a Stock Restriction and Cancellation Agreement, as amended, whereby the Principal Shareholders, or the beneficial owners thereof, as directors or officers of the Company, have until January 31, 2025, to facilitate the (i) contribution to the Company of the remaining 85% membership interest in the AC SPV, (ii) the contribution of a direct or indirect interest in an O&G asset of equal or greater value than the value of the O&G asset held by the AC SPV based on a PV-10 valuation which is acceptable to the Company and the Cancellation Agent; or (iii) $2,000,000. Failure to satisfy this condition prior to the Cancellation Date will result in the cancellation of all the Common Stock currently held by the Principal Shareholders.

Minerva-Rockdale Asset Acquisition

On March 13, 2024, we entered into a contribution agreement with MR Oil & Gas and MR SPV, a Delaware limited liability company, and our wholly owned subsidiary (the "MROG Contribution Agreement"), whereby MR Oil & Gas will transfer ownership of the MR Asset to MR SPV in exchange for the Company's issuance of 15,000,000 shares of common stock to the MR Oil & Gas shareholders on a pro-rata basis according to their MR Oil & Gas shareholdings. At the time of filing, the only outstanding condition to the closing of such MR Asset contribution agreement was the Assignment Condition, which refers to MR Oil & Gas's obligation to execute any and all assignment, assumption, bill of sale, and conveyance agreements necessary to transfer ownership of the MR Asset to MR SPV, in a form reasonably satisfactory to the Company.

Thereafter, on April 24, 2024, the Company, MR SPV, and MR Oil & Gas closed on the MR Asset contribution upon the execution of the Master Assignment, in satisfaction of the Assignment Condition, and the issuance of 15,000,000 shares of the Company's common stock to the shareholders of MR Oil & Gas. The Master Assignment contains a requirement that MR Oil & Gas, as the assignor, (i) execute and deliver any and all documents and instruments of transfer, assignment, assumption, or novation, file any such documents and instruments with any governmental authorities, as applicable, and perform such other acts as may be necessary or expedient to further the purposes the MR Asset contribution agreement and, the Master Assignment, and the transactions contemplated thereby and thereunder with respect to the assignments of the individual wells which make up the MR Asset.

MOJO Exploration & Production, LLC

On June 11, 2024, MOJO Exploration & Production, LLC, a Texas limited liability company ("MOJO") issued the Company a demand grid promissory note with an initial principal amount of $150,000, bearing no interest, in connection with the Company's advance of funds to MOJO for working capital purposes in furtherance of its oil well operator business (the "Grid Note"). As of December 18, 2024, the total outstanding principal amount under the Note, including all advances, is $1,360,500 (the "Outstanding Amount"). On or about October 10, 2024, upon the occurrence of certain events which include but are not limited to Winchester Oil and Gas LLC, the former the former operator of the MR Asset ("Winchester"), failing to perform on its operator obligations under the MR Asset Joint Operating Agreement (then "MR JOA") (of which MR SPV became a party to as a result of the MROG Contribution Agreement), and pursuant to the terms and conditions of the MR JOA, Winchester was removed from its position as the operator of all the oil wells located in the Minerva-Rockdale oil field, and replaced by MOJO.

On December 18, 2024, the Company entered into an acquisition agreement with the three holders of all the outstanding membership interest in MOJO (the "MOJO Acquisition Agreement"). Upon the closing of the MOJO Acquisition Agreement the Company agreed to pay $1.00 cash consideration for the transfer of 100% of the membership interest in MOJO to a wholly owned subsidiary of the Company named Pytheas MOJO SPV, to be organized before the closing as a Delaware limited liability company. In addition, the Company has agreed to (i) cancel the Grid Note and forgive the Outstanding Amount, and (ii) enter into non-executive employment agreements with each of the three holders upon the closing of the MOJO Acquisition Agreement. Under these agreements, each holder will receive an equity signing bonus of 100,000 shares, of which 25,000 will vest upon execution thereof, and the remainder will vest upon the achievement of certain performance goals and metrics during the 18 months period that follows. The Company will also pay each of them a yearly salary deemed reasonable in light of their position with the Company. The MOJO Acquisition Agreement may be terminated at any time prior to the closing thereof: (i) by mutual consent of the parties thereto; (ii) by any of the parties if there has been a material misrepresentation or breach of covenant or agreement contained in this Agreement on the part of the other and such breach of a covenant or agreement has not been promptly cured after at least fourteen (14) day's written notice is given; or (iii) by a party thereto if any of the conditions set forth therein shall not have been satisfied before March 31, 2025 or such later date as the Company and the Holders shall mutually agree in writing. For the avoidance of doubt, prior to the execution of the MOJO Acquisition Agreement, MOJO compensated our Chief Operating Officer and certain affiliates of our Chief Executive Officer and Company Secretary for consulting services they provided to MOJO in connection with the establishment of its operatorship over all of the wells constituting the MR Asset.

On December 18, 2024, MOJO, who will become the Company's wholly owned subsidiary upon the closing of the MOJO Acquisition Agreement, reached an agreement with Winchester to become the assignee of the Minerva-Rockdale oil field P-4, a document filed with the Railroad Commission of Texas to establish the operator and gatherer of oil on an oil field. As a result of the assignment of the P-4, MOJO is permitted to sell oil on behalf of certain oil wells in the MR Asset on behalf of the working interest holders, including the Company with respect to the MR Asset. The Company intends to acquire additional P-4 assignments as needed.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

OTHER MATERIAL INFORMATION

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? [___] Yes [X] No

    (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? [___] Yes [X] No;

    (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

        (B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

        (C) engaging in savings association or credit union activities? [___] Yes [X] No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

    (ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the Offering of any penny stock?[__] Yes [X] No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

In addition to the following information, please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this Offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website no later than April 30, 120 days after the end of each fiscal year covered by the report (or April 29 during a leap year). Once posted, the annual report may be found on our website at http://www.pytheasenergy.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on the Crowdfunding Exemption, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

[*End of Offering Statement; Exhibits Follow*]

EXHIBIT A

Form of Subscription Agreement

(*See Attached*)

PYTHEAS ENERGY INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
PYTHEAS ENERGY INC.
44 Cocoanut Row, Suite T-13
Palm Beach, Fl 33480

Ladies and Gentlemen:

      1.   <u>Background</u>. The undersigned understands that Pytheas Energy Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated March 13, 2024, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 8,196,721 shares of its common stock, par value $0.0001 per share (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $0.61 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $19,999.46 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,999.81 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/ (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 7% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

      2.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

      3.   <u>Closing</u>.

      (a)   <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

      (b)   <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. <u>Market Standoff</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the

Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

10. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

14. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.   Electronic Execution and Delivery. A digital reproduction, portable document format ("'.pdf"') or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

24.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.


COMPANY:

PYTHEAS ENERGY INC.

By:_____

Name:_____Josh Zuker_____

Title:_____Chief Executive Officer_____

SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____


The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

Amended and Restated Articles of Incorporation of Pytheas Energy Inc.

(*See Attached*)

Filed in the Office of	Business Number
	E38226272024-8
	Filing Number
	20243899722
Secretary of State	Filed On
State Of Nevada	**3/7/2024 9:38:00 AM**
	Number of Pages
	4

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: Pytheas Energy Inc. Entity or Nevada Business Identification Number (NVID): E38226272024-8

2. Restated or Amended and Restated Articles:
(Select one)
 	
(If amending and restating only, complete section 1,2 3, 5 and 6)
	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles
	    ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: [ ]
	    The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
	    ☒ Amended and Restated Articles
	* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed:
(Select only one box)
 	
(If amending, complete section 1, 3, 5 and 6.)
	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
	    The undersigned declare that they constitute at least two-thirds of the following:
	    (Check only one box) ☐ incorporators ☐ board of directors
	    The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
	    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: A majority
	
	☐ Officer's Statement (foreign qualified entities only) -
	    Name in home state, if using a modified name in Nevada: [ ]
	    Jurisdiction of formation: [ ]
	    Changes to takes the following effect:
	    ☐ The entity name has been amended. ☐ Dissolution
	    ☐ The purpose of the entity has been amended. ☐ Merger
	    ☐ The authorized shares have been amended. ☐ Conversion
	    ☐ Other: (specify changes)
	    [ ]
	
	* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: ______ Time: ______ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) (attach additional page(s) if necessary)
6. Signature: (Required)	X ______ Signature of Officer or Authorized Signer — Chief Executive Officer (Title) X ______ Signature of Officer or Authorized Signer — Chief Operating Officer (Title) *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

ATTACHEMENT
AMENDMENT TO ARTICLES OF INCORPORATION of PYTHEAS ENERGY INC.
Section 8 has been revised to remove the Company's dual class structure for its Common Stock.

This form must be accompanied by appropriate fees.

ATTACHMENT TO
ARTICLES OF INCORPORATION
OF
PYTHEAS ENERGY INC.

The Articles of Incorporation of **PYTHEAS ENERGY INC.** (the "**Company**") are hereby supplemented with the following additions to Articles 8, and additional Articles 10-14.

ARTICLE 8 - AUTHORIZED SHARES

The total number of shares of all classes of stock which the Company shall have authority to issue is 350,000,000, consisting of (i) 300,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

All Common Stock of the Company shall be of the same class and shall have the same rights and preferences. The Company shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional, or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privilege and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully paid stock of the Company shall not be liable to any further call or assessment.

ARTICLE 10 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend, or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 11 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 12 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; *provided*, *however*, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 13 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 14 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 14 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Pytheas Energy Inc.

Nevada Business Identification # NV20243032567
Expiration Date: 02/28/2025

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 03/08/2024.



FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202403084446401
You may verify this certificate online at http://www.nvsos.gov

STATE OF NEVADA



FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

03/08/2024

Work Order Item Number:	W2024030702268-3522977
Filing Number:	20243899722
Filing Type:	Amendment After Issuance of Stock
Filing Date/Time:	3/7/2024 9:38:00 AM
Filing Page(s):	4

Indexed Entity Information:

Entity ID: E38226272024-8 **Entity Name:** Pytheas Energy Inc.

Entity Status: Active **Expiration Date:** None

Commercial Registered Agent
VCORP SERVICES, LLC
701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

EXHIBIT C

Bylaws of Pytheas Energy Inc.

(*See Attached*)

BYLAWS
OF
PYTHEAS ENERGY INC.

Adopted on February 20, 2024

_____

ARTICLE I
OFFICES

1.1   **Registered Office**. The registered office and registered agent of Pytheas Energy Inc. (the "**Corporation**") shall be as from time to time set forth in the Corporation's Articles of Incorporation.

1.2   **Other Offices**. The Corporation may also have offices at such other places, both within and without the State of Nevada, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS' MEETINGS

2.1   **Place of Meetings**. Meetings of stockholders may be held at such time and place, within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Stockholders and certain other persons permitted by the Corporation to attend a meeting of stockholders may participate in the meeting through remote communication, including, without limitation, electronic communications, videoconferencing, teleconferencing, or other available technology, if the Corporation has implemented reasonable measures to (a) verify the identity of each person participating through such means as a stockholder or permitted person and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meetings in a substantially concurrent manner with such proceedings.

2.2   **Annual Meeting.**

(a)   The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (ii) such other business must be a proper matter for stockholder action under the Nevada Revised Statues, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice (as defined in this Section), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary by registered mail at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so received (i) not earlier than the close of business on the one hundred twentieth (120th) day prior to the currently proposed annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or (ii) by the tenth (10th) business day following the day on which public announcement of the date of such meeting is first made, whichever of (i) or (ii) occurs first. In the event that an annual meeting has not been previously held, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) business day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "**Solicitation Notice**").

(c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, Accesswire, Market Wire or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

2.3   **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, by the Articles of Incorporation or by these Bylaws, may be called by the Chief Executive Officer or the President, or shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of at least 30% of all the shares issued, outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at all special meetings shall be confined to the purposes stated in the notice of the meeting unless all stockholders entitled to vote are present and consent.

2.4   **Notice of Meetings**. Written or printed notice stating (a) the date and time of the meeting, (b) the means of remote communication, if any, by which stockholders and proxies shall be deemed to be present in person and vote at the meeting, (c) unless the meeting is to be held solely by remote communications, the physical location of the meeting, and (d) except in the case of the annual meeting, the purpose or purposes for which the meeting is called, must be delivered personally, mailed postage prepaid or delivered as provided in Section 7.1 to each stockholder of record entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the meeting. If mailed, it must be directed to the stockholders at his or her address as it appears upon the records of the Corporation.

2.5   **Quorum; Adjournment**. At all meetings of the stockholders, the presence in person or by proxy of the holders of a majority of the shares issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation or by these Bylaws. If a meeting of stockholders is adjourned, notice of the following information need not be delivered if the information is announced at the meeting at which the adjournment is taken: (a) the date and time of the adjourned meeting; (b) the means of remote communication, if any, by which stockholders and proxies shall be deemed to be present in person and vote at the adjourned meeting; and (c) unless the adjourned meeting is to be held solely by remote communication, the physical location of the adjourned meeting. If a new record date is fixed for an adjourned or postponed meeting, notice of the adjourned or postponed meeting must be delivered to each stockholder of record as of the new record date. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.6   **Voting**. Each outstanding share of the Corporation's capital stock shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are otherwise provided by applicable law or the Articles of Incorporation. When a quorum is present at any meeting of the Corporation's stockholders, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless the question is one upon which, by express provision of law, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Voting for directors shall be in accordance with Section 3.2 of these Bylaws.

2.7   **Proxies.** Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Without limiting the manner in which a stockholder may authorize another person or persons to act for him or her as proxy, a stockholder may sign a writing authorizing another person or persons to act for him or her as proxy. Any copy, communication by electronic transmission or other reliable reproduction of the writing may be substituted for the original writing for any purpose for which the original writing could be used, if the copy, communication by electronic transmission or other reproduction is a complete reproduction of the entire original writing. Except as otherwise provided below, no such proxy is valid after the expiration of six (6) months from the date of its creation unless the stockholder specifies in it the length of time for which it is to continue in force, which may not exceed seven (7) years from the date of its creation. A proxy shall be deemed irrevocable if the written authorization states that the proxy is irrevocable but is irrevocable only for as long as it is coupled with an interest sufficient in law to support an irrevocable power. Unless otherwise provided in the proxy, a proxy made irrevocable is revoked when the interest with which it is coupled is extinguished, but the Corporation may honor the proxy until notice of the extinguishment of the proxy is received by the Corporation.

2.8 **Record Date; Closing Transfer Books**. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not less than ten (10) nor more than sixty (60) days prior to such meeting. If a record date for a meeting of stockholders is not fixed by the Board of Directors, the record date is at the close of business on the day before the day on which the first notice is given or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders applies to any adjournment or postponement of the meeting unless the Board of Directors fixes a new record date for the adjourned or postponed meeting. The Board of Directors must fix a new record date if the meeting is adjourned or postponed to a date more than 60 days later than the meeting date set for the original meeting.

2.9 **Action by Consent**. Any action required or permitted by law, the Articles of Incorporation, or these Bylaws to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

ARTICLE III
BOARD OF DIRECTORS

3.1 **Management**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Articles of Incorporation, a stockholders' agreement or these Bylaws directed or required to be exercised or done by the stockholders.

3.2 **Qualification; Election; Term**. None of the directors need be a stockholder of the Corporation or a resident of the State of Nevada. The directors shall be elected by plurality vote at the annual meeting of the stockholders, except as hereinafter provided, and each director elected shall hold office until his successor shall be elected and qualified.

3.3 **Number**. The initial number of directors of the Corporation shall be three (3). Thereafter, the number of directors of the Corporation shall be fixed as the Board of Directors may from time to time designate. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

3.4 **Resignation**. Any director may resign at any time by delivering his or her notice in writing to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors.

3.5 **Removal**. Any director may be removed either for or without cause only by the affirmative vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

3.6 **Vacancies**. All vacancies on the Board of Directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, through less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

3.7 **Place of Meetings**. Meetings of the Board of Directors, regular or special, may be held at such place within or without the State of Nevada as may be fixed from time to time by the Board of Directors. The members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or committee through electronic communications, videoconferencing, teleconferencing or other available technology if the Corporation has implemented reasonable measures to (a) verify the identity of each person participating through such means as a director or committee member, as the case may be, and (b) provide the directors or committee members a reasonable opportunity to participate in the meeting and to vote on matters submitted to the directors or committee members, as the case may be, including an opportunity to communicate and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings.

3.8 **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board of Directors.

3.9 **Special Meetings**. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer or the President on oral or written notice to each director, given either personally, by telephone, by telegram, by mail, by facsimile or by e-mail at least forty-eight (48) hours prior to the time of the meeting. Special meetings shall be called by the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of any director. Except as may be otherwise expressly provided by law, the Articles of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need to be specified in a notice or waiver of notice.

3.10 **Quorum and Voting**. At all meetings of the Board of Directors the presence of a majority of the number of directors then in office shall be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of at least a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present.

3.11 **Interested Directors**. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the fact as to his relationship or interest and as to the contract or transaction is known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the fact as to his relationship or interest and as to the contract or transaction is known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

3.12 **Compensation of Directors**. Directors shall receive such compensation for their services, and reimbursement for their expenses as the Board of Directors, by resolution, shall establish; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.13 **Committees**. The Board of Directors may, by resolution passed by a majority of the whole Board, designate committees, each committee to consist of one or more directors of the Corporation, which committees shall have such power and authority and shall perform such functions as may be provided in such resolution. Each committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the full Board of Directors is required by statute or by the Articles of Incorporation. Unless the Board of Directors shall otherwise provide, regular meetings of the committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE IV
OFFICERS

4.1 **In General**. The officers of the Corporation shall be elected by the Board of Directors and shall be a President, a Treasurer, and a Secretary. The Board of Directors may also elect a Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents, Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers. Any two or more offices may be held by the same person.

4.2 **Subordinate Officers.** The Board of Directors may appoint, or may empower the Chairman of the Board of Directors, the Chief Executive Officer or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors or such delegate may from time to time determine.

4.3 **Election and Term**. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall elect the officers, none of whom need be a member of the Board of Directors. Each officer of the Corporation shall hold office until his death, or his resignation or removal from office, or the election and qualification of his successor, whichever shall first occur.

4.4 **Resignation**. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

4.5   **Removal**. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, for or without cause, by the affirmative vote of a majority of the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

4.6   **Duties of Officers**.

(a)   **Chairman of the Board of Directors**. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(b)   **Chief Executive Officer**. The powers and duties of the Chief Executive Officer are: (a) to act as the general manager and chief executive officer of the Corporation and, subject to the direction of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (b) to preside at all meetings of the stockholders and, in the absence of the Chairman of the Board of Directors or if there is no Chairman of the Board of Directors, at all meetings of the Board of Directors; (c) to call meetings of the stockholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and (d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

(c)   **President**. The powers and duties of the President are: (a) subject to the authority granted to the Chief Executive Officer, if any, to act as the general manager of the Corporation and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (b) to preside at all meetings of the stockholders and Board of Directors in the absence of the Chairman of the Board of Directors and the Chief Executive Officer or if there be no Chairman of the Board of Directors or Chief Executive Officer; and (c) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the President, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)   **Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)   **Treasurer**. The powers and duties of the Treasurer are: (a) to supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares; (b) to have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board of Directors; (c) to receive or cause to be received, and to give or cause to be given, receipts and acquittances for moneys paid in for the account of the Corporation; (d) to disburse, or cause to be disbursed, all funds of the Corporation as may be directed by the Chief Executive Officer, the President or the Board of Directors, taking proper vouchers for such disbursements; (e) to render to the Chief Executive Officer, the President or to the Board of Directors, whenever either may require, accounts of all transactions as Treasurer and of the financial condition of the Corporation; and (f) generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors or these Bylaws. The Treasurer may direct any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Secretary**. The powers and duties of the Secretary are: (a) to keep a book of minutes at the principal executive office of the Corporation, or such other place as the Board of Directors may order, of all meetings of its directors and stockholders, whether regular or special, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof; (b) to keep the seal of the Corporation and to affix the same to all instruments which may require it; (c) to keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the stockholders of the Corporation; (d) to keep a supply of certificates for shares of the Corporation, to fill in and sign all certificates issued or prepare the initial transaction statement or written statements for uncertificated shares, and to make a proper record of each such issuance, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; (e) to transfer upon the share books of the Corporation any and all shares of the Corporation, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; and (f) to make service and publication of all notices that may be necessary or proper and without command or direction from anyone. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

4.7 **Divisional and Other Officers Appointed by the Chief Executive Officer or President**. The Chief Executive Officer, or President if there is no Chief Executive Officer, shall have the power, in the exercise of his or her discretion, to appoint additional persons to hold positions and titles such as vice president of a division of the Corporation or president of a division of the Corporation, or similar such titles, as the business of the Corporation may require, subject to such limits in appointment power as the Board of Directors may determine. The Board of Directors shall be advised of any such appointment at a meeting of the Board of Directors, and the appointment shall be noted in the minutes of the meeting. The minutes shall clearly state that such persons are non-corporate officers appointed pursuant to this Section. Each such appointee shall have such title, shall serve in such capacity, and shall have such authority and perform such duties as the Chief Executive Officer or President shall determine. Appointees may hold titles such as "president" of a division or other group within the Corporation, or "vice president" of a division or other group within the Corporation. However, any such appointee, absent specific election by the Board of Directors as an elected corporate officer, (a) shall not be considered an officer elected by the Board of Directors pursuant to this Article IV and shall not have the executive powers or authority of corporate officers elected pursuant to this Article IV and (b) shall be empowered to represent himself or herself to third parties as a divisional or group vice president or other title permitted, as applicable, only, and shall be empowered to execute documents, bind the Corporation or otherwise act on behalf of the Corporation only as authorized by the Chief Executive Officer or the President or by resolution of the Board of Directors.

4.8 **Salaries**. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or any committee of the Board, if so authorized by the Board.

4.9 **Employment and Other Contracts**. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances. The Board of Directors may, when it believes the interest of the Corporation will best be served thereby, authorize executive employment contracts which will contain such terms and conditions as the Board of Directors deems appropriate.

ARTICLE V
SHARES OF STOCK

5.1 **Form of Certificates**. The Corporation may, but is not required to, deliver to each stockholder a certificate or certificates, in such form as may be determined by the Board of Directors, representing shares to which the stockholder is entitled. Such certificates shall be consecutively numbered and shall be registered on the books and records the Corporation or its transfer agent as they are issued. Each certificate shall state on the face thereof the holder's name, the number, class of shares, and the par value of such shares or a statement that such shares are without par value.

5.2 **Shares without Certificates**. The Board of Directors may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. The issuance of uncertificated shares has no effect on existing certificates for shares until surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Unless otherwise provided by the Nevada Revised Statutes, the rights and obligations of stockholders are identical whether or not their shares of stock are represented by certificates. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send the stockholder a written statement containing the information required on the certificates pursuant to Section 5.1. At least annually thereafter, the Corporation shall provide to its stockholders of record, a written statement confirming the information contained in the informational statement previously sent pursuant to this Section.

5.3 **Lost, Stolen or Destroyed Certificates**. The Board of Directors may direct that a new certificate be issued, or that uncertificated shares be issued, in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond, in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed. When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he has notice of it, and the Corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record is precluded from making any claim against the Corporation for the transfer or a new certificate or uncertificated shares.

5.4 **Restrictions on Transfer**. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the sale, transfer, assignment, pledge, or other disposal of or encumbering of any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a **Transfer**") of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Nevada Revised Statutes. Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

5.5 **Registered Stockholders**. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

5.6   **Right of First Refusal**. No stockholder shall Transfer any of the shares of stock of the Corporation, except by a Transfer which meets the requirements set forth below:

(a)   If a stockholder desires to sell or otherwise Transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

(b)   For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c)   The Corporation may assign its rights hereunder.

(d)   In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the Corporation's approval and all other restrictions on Transfer located in Section 5.4 of these Bylaws, within the sixty (60) day period following the expiration or waiver of the option rights granted to the Corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(i)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(ii) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(iii) A stockholder's Transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation;

(iv) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the Corporation;

(v) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(vi) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(vii) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and the transfer restrictions in Section 5.4, and there shall be no further Transfer of such stock except in accord with this Section and the transfer restrictions in Section 5.4.

(g) The provisions of this bylaw may be waived with respect to any Transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation.

(h) Any Transfer, or purported Transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement or offering statement filed with, and declared effective or qualified by, as applicable, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the Corporation and the stockholder attempting to Transfer shares, such agreement shall control.

ARTICLE VI
INDEMNIFICATION

6.1 The Corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the Nevada Revised Statutes or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board of Directors of the Corporation, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Nevada Revised Statutes or any other applicable law or (d) such indemnification is required to be made under Section 6.4.

6.2　　**Other Officers, Employees and Other Agents**. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Nevada Revised Statutes or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except such executive officers to officers or other persons as the Board of Directors shall determine.

6.3　　**Expenses**. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the Nevada Revised Statutes requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

6.4　　**Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Article VI to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (a) the claim for indemnification or advances is denied, in whole or in part, or (b) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Nevada Revised Statutes or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Revised Statutes or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

6.5   **Non-Exclusivity of Rights**. The rights conferred on any person by this Article VI shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Revised Statutes or any other applicable law.

6.6   **Survival of Rights**. The rights conferred on any person by this Article VI shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.7   **Insurance**. To the fullest extent permitted by the Nevada Revised Statutes, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

6.8   **Amendments**. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

6.9   **Saving Clause**. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

6.10   **Certain Definitions**. For the purposes of this Article VI, the following definitions shall apply:

(a)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(c)   The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving Corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(d)   References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(e)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

ARTICLE VII
NOTICES

7.1   **Form of Notice**. Whenever required by law, the Articles of Incorporation or these Bylaws, notice is to be given to any director or stockholder, and no provision is made as to how such notice shall be given, such notice may be given in writing, by mail, postage prepaid, addressed to such director or stockholder at such address as appears on the books and records of the Corporation or its transfer agent. A notice or other communication may also be delivered by electronic transmission if the electronic transmission contains or is accompanied by information from which the recipient can determine the date of the transmission. Unless otherwise agreed between sender and recipient, an electronic transmission is received when it enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic transmissions or information of the type sent and it is in a form ordinarily capable of being processed by that system. Except as otherwise provided by these Bylaws or specific statute, any notice or other communication, if in a comprehensible form or manner, is effective at the earliest of the following: (a) if in a physical form, when it is left at the address of a director or stockholder as it appears upon the records of the Corporation, the residence or usual place of business of a director or stockholder or the stockholder's principal place of business; (b) if mailed by United States mail postage prepaid and correctly addressed to a director or stockholder, upon deposit in the United States mail; or (c) if oral, when communicated.

7.2   **Waiver**. Whenever any notice is required to be given to any stockholder or director of the Corporation as required by law, the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a stockholder or director at a meeting shall constitute a waiver of notice of such meeting, except where such stockholder or director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

7.3   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

7.4   **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

ARTICLE VIII
GENERAL PROVISIONS

8.1   **Execution of Corporate Instruments**. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.2   **Execution of Other Securities**. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 5.1 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

8.3   **Voting of Securities Owned by the Corporation**. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

8.4   **Dividends**. Dividends upon the outstanding shares of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Nevada Revised Statutes and the Articles of Incorporation. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any dividend, such record date to be not more than sixty (60) days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty (60) days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend shall be the record date.

8.5   **Reserves**. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the directors shall think beneficial to the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created. Surplus of the Corporation to the extent so reserved shall not be available for the payment of dividends or other distributions by the Corporation.

8.6   **Books and Records**. The Corporation shall keep correct and complete books and records of account and minutes of the proceedings of its stockholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.7   **Corporate Seal**. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.8   **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

8.9   **Interpretation and Construction**. Reference in these Bylaws to any provision of the Nevada Revised Statutes shall be deemed to include all amendments thereof. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Nevada Revised Statutes shall govern the construction of these Bylaws. Without limiting the generality of the provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person. All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in this Section 8.9, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause, or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.


ARTICLE IX
ADOPTION, AMENDMENT OR REPEAL OF BYLAWS


9.1   **By the Board of Directors**. The Board of Directors is expressly empowered to amend, modify or repeal these Bylaws, or adopt any new provision.

9.2   **By the Stockholders**. The stockholders of the Corporation shall also have the power to amend, modify or repeal these Bylaws, or adopt any new provision, at a duly called meeting of the stockholders; provided, that notice of the proposed amendment, modification or repeal was given in the notice of the meeting.


* * *


CERTIFICATE OF ADOPTION OF BYLAWS

OF

PYTHEAS ENERGY INC.

      The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Pytheas Energy Inc., a Nevada corporation (the "**Company**"), and that the foregoing Bylaws were adopted as the Company's bylaws as of the date hereof by the Corporation's Board of Directors.

      The undersigned has executed this Certificate as of February 20, 2024.

DocuSigned by:

7B61BA296B1C48E...

Harold Matheson
Secretary

EXHIBIT D

Financial Statements of Pytheas Energy Inc.

(*See Attached*)



Pytheas Energy Inc.

Wiley Financial Services Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Pytheas Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pytheas Energy Inc. (the "company"), which comprise of the Balance Sheet as of February 15 through March 5, 2024, and the related notes to the financial statements. The entity was formed on February 20, 2024.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and documents in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pytheas Energy, Inc. as of March 5, 2024, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and/or documents and our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Wiley Financial Services, Inc.

L Wiley

Oceanside CA
March 7, 2024

Pytheas Energy, Inc.
Balance Sheet Statement
As of March 5, 2024

		2024
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	0.00
Accounts Receivable		0.00
Other Current Assets		0.00
FIXED ASSETS		0.00
TOTAL ASSETS	$	**0.00**
CURRENT LIABILITIES		
Accounts Payable		0.00
Credit Cards		0.00
Shareholders Loans		0.00
Other Current Liabilities		0.00
LONG TERM DEBT		0.00
TOTAL LIABILITIES	$	0.00
EQUITY		
Capital Stock		0.00
Retained Earnings		0.00
TOTAL CURRENT LIABILITIES & EQUITY	$	**0.00**

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Pytheas Energy Inc. is a C Corporation established in Nevada on February 15, 2024. Pytheas Energy Inc. is authorized to issue 350,000,000 shares, consisting of (i) 300,000,000 shares of Common Stock, par value $0.0001 per share; and (ii) 50,000,000 shares of Preferred Stock, par value $0.0001 per share. Pytheas is a multi-state operator of oil and gas assets. They leverage technology to identify and underwrite opportunities to increase shareholder value and provide downside protection. Pytheas Energy, Inc. is focused on purchasing existing oil & gas production as well as the development of new oil & gas wells with proven areas of oil reserves in the lower 48 States.

B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements currently do not contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements. This is due to a newly formed entity.

C – Use of Estimates

In 2024, the preparation of financial statements are in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, acquisitions of mining claims in Bakken North Dakota and Milam County Texas.

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of March 5, 2024 the cash equivalents are zero.

E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks, Waterman Bank. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. As of February 20, 2024, the amount more than insured limits was approximately $0. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight-line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000

H – Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2024 will remain subject to review by the US Internal Revenue Service until 2027.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

J – Revenue Recognition

The Company's primary source of revenue is from the investments of oil and gas drilling. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. *CIF*

Accounting Treatment Under ASC 606

If the transfer of control occurs after shipment, any shipping costs paid by the seller are not treated as a separate promise to the customer. The company is effectively transferring its own goods and does not create a separate performance obligation for these activities. All revenue related to the contract would be recognized when the goods are delivered, and control has been transferred. Many O&G contracts include provisions that articulate when product titles will be transferred, and these clauses are often used as evidence of a transfer of control. Control transfer may not align with the physical delivery of goods. For example, control of the commodities may be transferred when the product is shipped, although the physical delivery may only be complete when the product arrives at its destination.

If the transfer of control occurs before shipping, any shipping costs paid by the seller may be treated as a separate performance obligation. Some factors that would indicate a separate performance obligation include the need for specialized transportation; the cost, timeliness, or distance of the delivery; and the ability for customers to opt out of the transportation portion of the contract and collect the commodity themselves. If a separate performance obligation is identified, some revenue would be recognized upon shipment and additional revenue relating to the transportation services would be recognized over the period of delivery.

The FASB has approved a practical expedient that allows companies to treat shipping costs as a fulfillment cost rather than a separate performance obligation if the transfer of control occurs before transportation activities.

FOB Accounting Treatment Under ASC 606

Since sellers have no obligation to pay for transportation activities in an FOB contract, ASC 606 should not affect the timing of revenue recognition in these contracts. In most FOB contracts, all revenue should be recognized upon shipment. Control is effectively transferred upon shipment, coinciding with both title transfer and physical delivery.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

K – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders' loans are not included.